Exhibit 99.2 ADVENTURE ON 2024 ANNUAL AND CORPORATE SOCIAL RESPONSIBILITY REPORT For the year ended January 31, 2024

OUR PEOPLE

ARE INFORMED OPTIMISTS WHO SEE THE WORLD AS ONE BIG OPPORTUNITY, WITH NO BOUNDARIES TO THE ROAD OR THEIR AMBITIONS.

As navigators, they always find a way to overcome any barrier. This mentality allows them to naturally lead, which is displayed in both work and play.

WE EXIST

TO CREATE NEW WAYS TO MOVE PEOPLE, SO THAT EXPERIENCES ARE MEASURED IN EMOTION RATHER THAN DISTANCE.

We reimagine the way you access your world.

2 Our values
3 Letter from the President and CEO
6 Company overview
8 Financial highlights
9 CSR highlights
10 BRP 20th anniversary
13 Our product lines
14 Powersports year-round products
17 Powersports seasonal products
21 Powersports PA&A and OEM Engines
24 Marine Group
28 Progressing on our CSR25 commitments
32 Transitioning to a low-carbon future
38 Nurturing stronger communities
54 Strengthening responsible governance
59 CSR performance summary
61 GRI content index
64 SASB disclosure
65 TCFD disclosure
68 Financial section, including Forward-looking statements

ADVENTURE BY DESIGN Our brand promise embodies what we do and why we do it. It speaks to our unique heritage of ingenuity and excellence behind our products and the unforgettable experiences they deliver. It is about the machines we build and the emotions they provide. A commitment to always obsess about creating the very best experience for our riders, without compromise. 1

OUR VALUES THEY MAKE OUR CULTURE UNIQUE, INFORM HOW WE ACT, AND DRIVE WHAT WE MAKE. DRIVE TO DELIVER OUR COMMITMENTS INGENUITY TO DEFY CONVENTIONS We’re not afraid to see things differently. Constant We say what we do. We do what we say. No excuses. curiosity makes us the first to uncover new solutions. Only sheer determination. Relentless drive and love of We question. We innovate. We progress. the ride push us ahead. WHILE WE LIVE FOR THE RIDE, RELENTLESSLY. WE ALWAYS ARRIVE AT DESTINATION. TRUST TO BUILD STRONG PASSION TO KEEP MOVING PARTNERSHIPS Passion informs everything we do and is an integral part of every value we have. If We take care of our people like family. We act with it’s not done with passion, it’s not BRP. integrity. People can count on us like we count on them. IT’S PASSION YOU CAN FEEL. IT’S THAT SIMPLE. 2

ADVENTURE ON 2-11 2-22 Letter to shareholders for the year ended January 31, 2024 – José Boisjoli In FY24, BRP delivered a solid performance despite a challenging macroeconomic environment. The year was marked by further market share gains, successful product launches and continued progress on our key strategic initiatives. Leveraging our core strengths and those of our dealer network, we maintained our retail momentum in the North American Powersports market. Looking ahead, our brands’ solid reputation, combined with our passion for innovation and drive to constantly push the boundaries of technology, should lead to further market share gains. 3

While we remain focused on delivering strong business results, our commitment to be an industry-leading corporate citizen with a responsibility to address global environmental and social challenges, is also important. This is why we have decided to combine our Annual Report and our Corporate Social Responsibility ("CSR") Report in a single document, as they are strongly intertwined.

SOLID FINANCIAL RESULTS AND CASH FLOW GENERATION

Revenues increased 3% to $10.4 billion, a record high for BRP, while diluted EPS and normalized diluted EPS[1] reached $9.47 and $11.11, respectively. Like the rest of the industry, we experienced softening consumer demand in the second half of the year and, as a result, we proactively decided to reduce our shipments. The resilience and agility of our entire organization allowed us to adapt quickly and achieve healthy financial results.

We delivered record free cash flow of over $1 billion, of which more than $500 million was returned to shareholders. We repurchased about 6% of outstanding shares in FY24 while our quarterly dividend payment was recently increased by 17%.

In FY24, we celebrated BRP's 20th anniversary. I am very proud of the progress achieved since we became a standalone company as you can see on page 10. During that period[2], our revenues more than quadrupled and our global market share tripled with now one out of every three powersports products sold in the world carrying our logo. We also became a more diverse and inclusive organization, with more women on the Board of Directors and in leadership positions, and continued progress on breaking barriers for our employees[3].

REINFORCED OUR POSITION AS THE #1 NORTH AMERICAN POWERSPORTS ORIGINAL EQUIPMENT MANUFACTURER (OEM)

Driven by our innovative and diversified product portfolio, we outperformed the market with our North American Powersports retail sales increasing 8% in FY24 compared to only 1% for the industry. We concluded the year with an additional two points of market share, recording gains in virtually all product categories. At the end of FY24, our retail stood 35% above pre-COVID levels, as opposed to the industry which has been flat since then. In fact, we were the only Powersports OEM retailing more units per dealer than during the COVID period.

Our flagship Can-Am brand celebrated its 50th anniversary with an exceptional year in the side-by-side vehicle category, growing retail at an impressive pace, and gaining significant market share, especially in the utility segment. Our share reached 30% at year-end in North America, achieving this objective a year ahead of our plan. Our lineup was enhanced by the launch of the new Maverick R with an industry-leading 240 hp engine. It has already made its mark by winning prestigious races, which should further stimulate consumer interest.

"THE RESILIENCE AND AGILITY OF OUR ENTIRE ORGANIZATION ALLOWED US TO ADAPT QUICKLY AND ACHIEVE HEALTHY FINANCIAL RESULTS."

[1] See "Non-IFRS Measures" section on page 72.
[2] This information has been determined on the basis of internal calculations using the information reasonably available to BRP for the period of time during which the Company was private.
[3] As shown by data captured since Fiscal Year 2020 for women on BRP's Board of Directors and in leadership positions.

4

In the all-terrain vehicles category, driven by the success of our new mid-cc Outlander platform, we gained almost two share points for the year, surpassing the 20% mark for the first time ever in North America. Finally, our three-wheel vehicle offering benefitted from several technological enhancements, and we anticipate more success for our lineup given the interest of new entrants in the category.

As for seasonal products, Sea-Doo introduced the new generation of the iconic Spark, still carrying its distinctive visual look, launched the RXP-X and RXT-X featuring the world's highest horsepower PWC engine, and bolstered the Switch family of pontoons with the Cruise Limited model.

In snowmobile, unfavourable winter conditions affected the North American market, but Ski-Doo continued to outperform the industry and remained the leader globally. Lynx maintained its #1 position in Europe. The industry is resilient, and we intend to continue introducing new technologies to our loyal and passionate customer base. As part of our transition towards electrification, we launched in FY24 our first electric snowmobiles, the Ski-Doo Grand Touring Electric and the Lynx Adventure Electric, dedicated exclusively to our Uncharted Society certified experience outfitters and tour operators in North America and Europe. In early FY25, we also unveiled two additional electric snowmobiles designed for ski centers and resorts, which will also be available to consumers this coming winter.

FY24 was a difficult year for our Marine Group. A late spring delayed the start of the season, and a supplier issue slowed down the ramp-up of our new Manitou platform, hence limiting product availability. With rising financing costs and softening consumer demand, dealers are also more reluctant to take on inventory. As such, we are adopting a cautious approach this year to preserve new product value and better manage network inventory. Still, our new boats are well received by consumers and our long-term outlook remains positive.

GLOBAL AWARDS CONFIRM OUR LEADERSHIP IN INNOVATION

Our lineups continue to stand out by winning awards and recognitions around the world. As a testament to our innovative and trend-setting designs, we closed out FY24 with 12 international design awards, namely in the United States, Japan and Australia, spanning multiple product categories, as well as several other international prizes.

CORPORATE SOCIAL RESPONSIBILITY PROGRESS AND ACHIEVEMENTS

Beyond our business activities, we are also mindful about the well-being of society, and our actions and decisions reflect our pledge to be a responsible organization. Since launching our CSR25 program, we made important strides in creating a better future for our employees, communities, and stakeholders. I invite you to read about our CSR progress starting on page 28.

Several of our initiatives in support of our commitment are aligned with the United Nations' Sustainable Development Goals. Namely, we are paving the way to create a more inclusive workplace. In FY24, we took our Diversity, Equity and Inclusion journey further through learning initiatives such as training sessions on inclusive leadership.

As for climate action, we were able to lower our global CO_2 emissions by nearly 6% this year, and we plan to continue on that path through strong action plans and conversion to renewable energy sources.

Above all, I am very honored that our global cause to Ride Out Intimidation is mobilizing the entire BRP ecosystem, including our employees, dealers, suppliers and community partners. We are passionate about creating a positive impact in our communities, and we are proud to have invested close to $8.4 million in nonprofit organizations worldwide in FY24.

STRENGTHENING THE ORGANIZATION TO SUSTAIN LONG-TERM GROWTH

Near the end of the year, we made organizational changes to further improve our position for long-term growth. The Powersports and Marine groups were combined under one leadership to ensure stronger alignment and focus, create synergies, and leverage functional expertise from both businesses. It also further solidifies our dedication to driving profitable growth, while delivering a compelling value proposition to our dealers and distributors.

OUTLOOK

With evolving market conditions, we proactively reduced production volumes to lower network inventory, and adopted a prudent outlook for Marine. For these reasons, we expect lower revenues and profitability in FY25 compared to FY24.

We are known to be agile, and we never hesitate to reprioritize our investments to find the right balance between short-, mid-, and long-term perspectives. For example, although we remain fully committed to electrifying our product lineups, we have decided to delay certain electric vehicle introductions. Having said that, we are focused on the upcoming launch of our Can-Am electric motorcycles at our dealer event in August, and the roll-out of our two new electric snowmobiles for model year 2025.

In FY25, we expect to strengthen our position as the OEM of choice. Innovation is at the core of our DNA, and we will keep investing in R&D and pushing the boundaries of technology. We strongly believe that our extensive and diversified portfolio is a significant competitive advantage and what we have in the product pipeline is very exciting.

Driven by robust business fundamentals and a proven capacity to adapt, execute and outperform the industry, we are in a solid position to sustain our leadership in FY25 and beyond.

In closing, I thank all our stakeholders for their contribution in making us the #1 OEM and a leading corporate citizen in the industry. First, I acknowledge our employees for shaping our journey and propelling our success. I am also grateful to our dealers, consumers and partners for supporting our brands and social causes. Finally, I thank my fellow Board members for their judicious advice and our shareholders for their ongoing trust.



JOSÉ BOISJOLI
President and CEO

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COMPANY OVERVIEW 2-1 2-2 (As of January 31, 2024) AN EXTENSIVE GLOBAL DISTRIBUTION NETWORK: A STAND-ALONE ANNUAL DRIVEN, RESOURCEFUL DEALERS COUNTRIES WHERE OUR TSX COMPANY SINCE SALES EMPLOYEES WORLDWIDE WORLDWIDE PRODUCTS ARE AVAILABLE DOO CLOSE NASDAQ TO 2003 $10.4B 20,000 2,800+ 130+ DOO0 Manufacturing sites* Distributor Network Dealership Network * Does not include certain sites, including small sites where the products or services are only offered in a capacity as internal supplier to BRP, such as the St.Johns (United States) site where service parts and wall painting and sequencing take place. 6

ICONIC BRANDS ® 88 7

FINANCIAL HIGHLIGHTS

201-1

Fiscal Year 2024

REVENUE BASE BY CATEGORY

At 31/01/24



52%
33%
11%
4%

YEAR-ROUND PRODUCTS
SEASONAL PRODUCTS
POWERSPORTS PA&A AND OEM ENGINES
MARINE GROUP

REVENUE BASE BY GEOGRAPHY

At 31/01/24



60%
24%
16%

UNITED STATES
INTERNATIONAL
CANADA

TOTAL REVENUES

CA$ millions / At 31/01

CAGR* 14.4%

20	6,053
21	5,953
22	7,648
23	10,033
24	10,367

NET INCOME

CA$ millions / At 31/01

CAGR* 19.1%

20	370.6
21	362.9
22	794.6
23	865.4
24	744.5

NORMALIZED EBITDA[1]

CA$ millions / At 31/01

CAGR* 20.6%

20	804.4
21	999.0
22	1,462.1
23	1,706.3
24	1,699.6

NORMALIZED EARNINGS PER SHARE – DILUTED[1]

CA$ / At 31/01

CAGR* 30.5%

20	3.83
21	5.39
22	9.92
23	12.05
24	11.11

EARNINGS PER SHARE – DILUTED

CA$ / At 31/01

CAGR* 24.4%

20	3.96
21	4.10
22	9.31
23	10.67
24	9.47

SHARE PRICE

DOO MONTHLY CLOSING PRICE IN CA$



118.23
FEBRUARY
2023
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
84.84
JANUARY
2024

DOO PERFORMANCE[2]

OVER THE LAST YEARS IN CA$



100.00
180.13
224.71
283.41
299.91
230.78
BRP
S&P/TSX
100.00
114.99
118.97
148.78
151.21
158.30
2019
2020
2021
2022
2023
2024

[1] See Non-IFRS measures section on p.72.
[2] Illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares, with dividend reinvestments, compared to the cumulative return on the S&P/TSX Composite Index for the five-year period commencing on February 1st, 2019 and ending on January 31, 2024, being the last trading day of Fiscal 2024.
*Compound Annual Growth Rate since January 31, 2020.

8

CSR HIGHLIGHTS GLOBAL ABSOLUTE CDP SCORE: CLIMATE CHANGE DISCLOSURE GREENHOUSE GAS EMISSIONS* % REDUCTION *(GHG) Scope 1 and 2. 5.8 B- OVERALL DIVERSION RATE* % DONATED IN 2023 TO *Total amount of hazardous and 78 non-hazardous waste diverted SUPPORT OUR COMMUNITIES from landfills. CLOSE TO CA$ 8.4M % WOMEN ON THE BOARD OF DIRECTORS 33 OVERALL TOTAL RECORDABLE INCIDENTS RATE (TRIR) still on course to reach our 2025 goal of zero incidents and zero impact % 30 WOMEN IN FACTORY 0.8 BRP Inc. reports its annual CSR performance beginning on p. 28. The CSR section has been developed with reference to the Global Reporting Initiative (GRI), GRI 1. 9 In an effort to further showcase our initiatives, CSR stories have also been added to the brand content where appropriate.

Bombardier sells its Recreational Products division; BRP is officially created! Launch of the Ski-Doo REV Entry into the side-by-side Launch of the platform vehicle market Sea-Doo Spark 2003 2010 2014 2007 2013 2018 Launch of industry-first three-wheel BRP’s initial public offering Creation of the Marine Can-Am Spyder Group with the acquisition of Alumacraft Opening of the first manufacturing facility in Juarez, Mexico Acquisition of Manitou BRP lists its shares on the Nasdaq 10

Acquisition Launch of the Sea-Doo Launch of the Ski-Doo and of Telwater Switch pontoon Lynx electric snowmobiles 2019 2021 2023 2020 2022 Launch of Uncharted Society Reveal of the Can-Am Origin and Can-Am Pulse electric motorcycles Acquisition of Great Wall Motor Austria (BRP-Rotax Vienna), Pinion GmbH, and the powersports operations of Kongsberg Inc. (BRP Megatech) Reveal of the Sea-Doo Rise eFoil Launch of the Low-Voltage and Human-Assisted (LVHA) Group, a business unit focused on new product categories 11

CELEBRATING 20 YEARS OF ADVENTURES!

This past year, BRP marked an important milestone in its history by celebrating its 20th anniversary. It was a unique opportunity to look back to everything that we have accomplished, and reiterate our ambitions for the future. Sharing our story with our many different audiences has been both uplifting and inspiring. Employees around the world joined in the celebrations by organizing memorable local events. As for our dealers, we leveraged our existing communication channels to include them in our festivities and thank them for their loyalty. Many media representatives, investors and business partners had the privilege of meeting with José Boisjoli, President and CEO, to hear all about BRP's incredible adventure.

BRP's story is one of passion. Its chapters are filled with innovation and every page is another milestone on our journey. We felt it appropriate, as we report on FY24's key highlights in this document, to summarize it here one more time, as a souvenir of our 20th anniversary.

On December 18, 2003, we bid farewell to our past to set out on our own adventure: we became a stand-alone company. We laid out our vision on that day. We would take our proven success as pioneers on snow and water, and conquer new playgrounds. We would be leaders, not followers.

Over the past 20 years, we have traveled far and wide, exploring new territories and expanding our business. We have proven ourselves capable of changing the game, shifting paradigms, creating experiences and inviting more of the world into our passions. Along the way, we made our own, bold decisions to diversify our portfolio and propel our growth. We went from two profitable product lines to eight, covering all seasons, and more to come very soon.

As the interest for BRP grows, so does our presence, with three design and innovation centers as well as manufacturing facilities and offices now on all five continents. We have partnered with the best dealers and distributors out there, bringing our products to adventurers in 130 countries. We have become leaders. And never looked back.

Because we seek to make a positive difference in everything that we do, we are leading the way to make sure we protect our playgrounds, so that the next ride is as good as the last. We made bold commitments to reduce our carbon footprint and explore new ways to enjoy the experiences that we love. We are investing in new technologies, expertise and innovation to electrify all of our adventures. We also care for our communities and chose to take a stand against intimidation, inviting our employees, dealers, suppliers and passionate riders to join our movement.

What has been driving our success over these past two decades? Our people. An extraordinary team of daring thinkers and exceptional go-getters, all driven by the same ambition to give our customers the power to create their best memories.

As we look to the future, we continue to power ahead and hold true to the values of passion, drive, ingenuity, and trust we live by. Adventure will always be our inspiration, our guiding star.

ADVENTURE ON.



12

OUR PRODUCT LINES 13

MARKET POWERSPORTS INDICATORS YEAR-ROUND GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2024 PRODUCTS MILLION 5,339.4 CA$ With groundbreaking product lineups, our year-round vehicles GLOBAL SALES continue to deliver among the best experiences for riders. In VS FY23 th 2023, Can-Am’s 50 anniversary marked a celebration of the people behind the brand that forged its DNA and constantly pushed the limits of what is possible. +10.6% 14 can-am

GETTING READY TO HIT THE ROAD WITH CAN-AM'S ALL-NEW ELECTRIC MOTORCYCLES

Building on its motorcycle legacy since 1973, Can-Am continues to innovate 50 years later. This past year, the team remained focused on creating a stellar electric riding experience and testing prototypes in all possible usage conditions. The Can-Am Origin and Pulse, the first two models in the all-electric motorcycle lineup unveiled in 2022, will be opening the road to a new generation of riders and electric vehicle enthusiasts by the end of 2024.

Leading the Way with Can-Am's Three-Wheel Vehicles

In the past year, Can-Am continued to bring more people into riding by appealing to different audiences with its exciting lineup of three-wheel vehicles (3WVs). 65% of recent Can-Am 3WV owners are new to the category, and 35% of recent Can-Am 3WV owners are new to the On-Highway segment (3WVs or motorcycles). The brand is also welcoming more women riders with close to 40% of Ryker owners identifying as female. The success of the Can-Am Women of On-Road program, which now has nearly 20K members, is proof of this. Ridership diversity is also strong with close to 40% of Can-Am 3WV owners identifying as visible minorities, a number that rises to almost 50% when considering Ryker owners specifically.

In FY24, Can-Am retail sales for 3WVs were lower than the previous year in North America, namely in the Ryker category since entry-level buyers have been more hesitant to purchase given the macroeconomic context. Meanwhile, the Can-Am Spyder F3 and RT higher-end models have experienced positive momentum throughout the year. The brand recorded strong growth over the past five years, doubling its retail sales (in number of retailed units) and gaining 18 points of market share. Can-Am is, by far, the 3WV market leader in North America.

On the product side, Can-Am enhanced the rider connectivity experience on all Can-Am Spyder F3 and RT models, with the launch of a new 10.25-inch colour touchscreen with Apple CarPlay, allowing iPhone users to use it and all its compatible apps.

Can-Am continued to increase its visibility with initiatives that brought the brand closer to riders, namely through its 30 ambassadors, participation in eight riding groups, and multiple event sponsorships. The *Can-Am Presents* content series featuring real riders and riding communities generated over 4M views. Can-Am also teamed up with the Shoe Surgeon to reach new audiences through custom vehicles and Can-Am Ryker-inspired riding shoes following themes of "inclusivity", "heritage", and "the love of the ride", a strategy that brought significant media coverage, with over 1B impressions. The vehicles were used to help raise awareness and funds toward fighting intimidation, our global corporate cause.

These efforts resulted in Can-Am achieving a significant year-over-year increase in brand recognition against both new entrants (+5 percentage points) and motorcyclists (+11 percentage points), and gains in brand consideration by both groups.

CSR STORY

EMPOWERING WOMEN TO HIT THE OPEN ROAD

Can-Am proudly acknowledged International Female Ride Day (IFRD), a celebration of women in powersports and those who choose to experience the thrill of the ride. The Can-Am team took out over 100 women BRP employees and rode in solidarity of women empowerment and equality in an effort to democratize the open road. In Southern California, Can-Am hosted a spectacular 150-mile media ride out of Temecula Motorsports bringing together seven of the most influential women journalists on a fleet of Can-Am 3WVs. Joining the journalists on the ride were three community members from the Spyder Ryders of America who helped with safety. Can-Am's commitment to inclusivity aligns perfectly with the IFRD mission to inspire more women to join the community of riders.

15

can-am

GAINING MOMENTUM IN SIDE-BY-SIDE VEHICLES (SSVs) AND ALL-TERRAIN VEHICLES (ATVs)

FY24 was an exciting year for Can-Am, as BRP remained the fastest-growing off-road OEM (ATV and SSV categories combined) in North America, a trend it has maintained since 2015. Reflecting this sustained momentum, Can-Am ended FY24 in North America with a 2 percentage point market share gain in ATVs. The brand also recorded a very solid increase in SSV retail sales, and captured a 3 percentage point market share gain compared to the prior year, achieving its 30% market share target for SSVs one year ahead of its plan.

Can-Am remained the #1 player in ATVs in Canada, and the #2 player in SSVs in the United States. International momentum was strong with market share gains and localized brand activation in Asia Pacific and Latin America. Can-Am also claimed the #1 position in New Zealand in the SSV category.

By combining global marketing campaigns designed to elevate the brand with localized efforts in key focus markets, Can-Am continued its pursuit of becoming the most desirable brand in powersports. This strategy led to significant gains in brand recognition across all metrics, as well as all-time highs on brand familiarity, brand trust and active shoppers visiting its website.

Its all-new Maverick R was unveiled, changing the landscape of the recreational SSV category and taking the rider experience and performance to a whole new level. Touting an industry-leading 240 hp engine, dual clutch transmission and unrivaled suspension travel, it is truly a race-ready SSV purpose-built for the most demanding riders. Speaking of performance, Can-Am won the 2023 Silver State 300 Best In The Desert race, making a successful racing debut for the Maverick R. Can-Am Factory Racer, Dustin Jones, made racing history: for the first time ever, a utility terrain vehicle (UTV) won a desert racing overall, beating every other vehicle on the course. Marketing engagement results for the Maverick R launch were among the highest in BRP's history for a product launch.

For model year 2024, Can-Am also launched totally new mid-cc Can-Am Outlander ATV recreational and utility models in the value segment. The new lineup offers more performance, comfort, storage and reliability, while also being the most innovative and price competitive Can-Am ATVs yet to market. The versatile Outlander 700 and 500 give riders everything they need for their next off-road adventure, while the Outlander PRO is built for the ones who have to get things done, with class-leading power, towing and storage capabilities. This launch contributed to Can-Am ATVs surpassing for the first time ever the 20% market share mark in North America.

CSR STORY

JOINING FORCES TO PROTECT TRAILS

Can-Am's passion for trail adventures was always tied to making the off-road a better and safer place for all riders while contributing to environmental protection. That is why Can-Am joined forces with Tread Lightly!, a nonprofit organization whose mission is to protect outdoor recreation areas by promoting ethical behavior. In FY24, Can-Am has funded Tread Lightly! trail improvement projects throughout the United States, with the participation of some dealers. Can-Am also donated Can-Am Defender SSV units to assist in future off-road trail maintenance projects. In Brazil, Can-Am collaborates with biO2 (in Portuguese only), a Brazilian company producing natural, vegan products to protect its biO2 Forest where they have been developing an environmental recovery program, planting trees over the last two years. A Can-Am Defender is on loan to be used by the biO2 Forest operations team. In 2023, Can-Am donated 1,050 trees that were planted in an area called the Can-Am Forest, contributing to its ongoing growth.

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MARKET POWERSPORTS INDICATORS SEASONAL GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2024 PRODUCTS MILLION 3,410.7 CA$ Relentless innovation and a drive to create unforgettable GLOBAL SALES experiences on snow and on water has enabled us to deliver VS FY23 the most comprehensive lineup of snowmobiles and personal watercraft (PWC) in the industry. Our brands continue to lead the market and blaze new trails. -0.9% 17

IGNITING A PASSION FOR WINTER

In FY24, Ski-Doo outperformed the industry, achieving incredible market share with a ride for everyone and every style, from hard-core enthusiasts to casual winter adventurers to fun for the whole family. The year was also one to remember with the launch of the first-ever electric snowmobile model.

Fueled by its deeply loyal rider base, Ski-Doo remained the #1 brand globally, and once again achieved a historic market share of close to 60% in North America. Despite a decrease in retail sales compared to last year due to challenging winter conditions, Ski-Doo delivered one of its strongest retail results in the past decade. FY24 performance was driven by strong pre-orders, with about 50% of North American yearly retail secured in the spring. The brand also held firm in its #1 position across all segments in the region.

Ski-Doo continued to broaden its collaborations and ambassador network to bring unique winter experiences to more people, across different lifestyles. FY24 was also a successful year for Ski-Doo racers, who have won titles around the globe, showcasing their prowess on high-performance sleds.

The brand continues to offer the most complete model offering in the industry. Highlights of FY24 include the introduction of the MXZ X-RS, with Competition package, the ultimate trail snowmobile equipped with the Rotax 850 E-TEC Turbo R featuring an industry-first water injection system, making it the most powerful 2-stroke engine on the market. The fifth generation of the iconic REV platform was deployed on more models, including many with 4-stroke engine power. The deep snow crowd got a re-engineered Freeride model that established a new standard of handling for the most extreme maneuvers. This year also brought Ski-Doo's first-ever electric model, the Grand Touring Electric, dedicated exclusively to Uncharted Society, BRP's global network of certified experience outfitters and tour operators. Powered by proprietary Rotax E-Power technology, this snowmobile offers features, power and range optimized for short distance guided snowmobile excursions.

CSR STORY

BUILDING A STRONGER SNOWMOBILE COMMUNITY

BRP's heritage in championing snowmobiling dates back to the first groomed trail systems with the original SnoPlan. Launched three years ago, the Ski-Doo Snow P.A.S.S. program continues in that spirit by supporting the grassroots organizations that are passionate about improving trails and infrastructure for all snowmobilers across North America. So far, Ski-Doo and its amazing dealer network have donated a total of $1.2M to help clubs with access issues, to build and maintain trails, and protect the riding spaces enjoyed by so many. With the support of outstanding dealers, the program has made a significant impact in supporting those who are the backbone of the sport.

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ELECTRIFIED EXPERIENCES

DEFYING THE IMPOSSIBLE

Delivering an unforgettable Nordic ride and sleds as tough as its riders, Lynx maintained its leadership position in Europe as the #1 brand in Scandinavia with about half of the market. It also continued growing its tribe in North America, and remained in the #3 position globally. Changing dynamics in the competitive landscape should bring Lynx a new runway for growth in the coming years.

Retail sales were stable year-over-year, with some variances between markets and stronger growth coming from Sweden. Since its introduction in North America in FY22, Lynx has delivered on its market ambitions, and is well positioned to gain market share. Sustained marketing efforts have resulted in double-digit year-over-year growth in brand awareness, and high single-digit growth in brand familiarity and consideration. Lynx is positioning itself as a youthful, cool and innovative brand in the market.

FY24 was also vibrant on the racing scene. Bringing the *sisu*[1] vibes and his Lynx racing sled, Aki Pihlaja was crowned the new Snowcross World Champion, finishing second and first in the final races of the *Fédération Internationale de Motocyclisme* (FIM) Snowcross World Championship in Norway, his first world championship win.

Lynx continued to take its riders to new levels with sleds built to take on the toughest terrain. For FY24, Lynx expanded the Radien[2] platform to trail, crossover and light utility segments, and added the RE package to its best-selling Commander, for ultimate performance and versatility. This year also brought the first-ever electric Lynx snowmobile, the Adventure Electric, designed and purpose-built exclusively for Uncharted Society, clearing a new path to connect with unique winter landscapes in a serene way.

[1] Finnish concept of *sisu*: a combination of inner strength, determination, perseverance, and sustained courage in the face of challenges.

CSR STORY

LEADING THE WAY IN RESPONSIBLE RIDING

Lynx is uniting the snowmobile community to ensure safety is top of mind when riding. During the 2024 International Snowmobile Safety Week, the brand spread safety awareness messages to educate riders on safe and civil riding behavior in order to protect the social acceptability of the sport. Brand ambassadors created and shared content with their communities, and reinforced the key pillars of BRP's Responsible Rider program: Safety - get the gear, Environment - get the forecast, and Etiquette - get out of harm's way. "Every action we take at Lynx is to ensure our sport flourishes today and for future generations of riders," said Jérémi Doyon-Roch, Director, Global Brand Strategy, Ski-Doo, Lynx and Sea-Doo.

19

SEA-DOO

REVVING UP THE WAVES

Sea-Doo did it again in FY24. Not only did the brand stay on top globally, it also drove the growth of the PWC and pontoon industries in North America. Over the past few years, Sea-Doo has enabled more people to discover water adventures by entering into new segments with fishing and adventure PWC models. As a result, Sea-Doo achieved yet another record market share in the PWC category of over 65% in North America in FY24.

The award-winning Sea-Doo Switch family of pontoon boats has made huge waves since being introduced with the fun, accessible and adaptive boating experience it brings to the industry. After only two years, the Switch is one of the top three pontoon brands in North America, driving new entrants to the boating industry, which represent half of North American Switch buyers.

The new 2024 Sea-Doo lineup has it all, from industry-best acceleration to elevated design and refinements. Sea-Doo launched the next generation of the iconic Spark, a model that single-handedly transformed the industry, featuring design enhancements to seating, storage, ergonomics and aesthetics. Adrenaline seekers were treated to the RXP-X and RXT-X with 325 hp, the fastest accelerating and highest horsepower PWC in the industry, going from zero to 95.5 km/h (60 mp/h) in a mind-bending 3.4 seconds. In fact, this new Rotax 1630 ACE engine was awarded a Marine Power Innovation (MPI) award from Boating Magazine for advancing PWC propulsion. Sea-Doo also introduced the new Switch Cruise Limited with enhanced comfort and convenience as well as upgraded technologies.

Sea-Doo's relentless innovation led to outstanding industry recognition this year, with the Sea-Doo Explorer Pro taking home the 2023 Good Design USA, Good Design Japan, Good Design Australia and Red Dot Awards, as well as the 2023 National Marine Manufacturers Association's Innovation Award (NMMA). In addition, it was named 2023 Watercraft of the Year by Watercraft Journal.

Sea-Doo also set out to democratize hydrofoiling and is on a mission to be a key player in this market. With the announced launch of the Sea-Doo Rise, an electric hydrofoil board (efoil) that enables riders to literally fly above water, the brand will continue evolving fun on the water.

CSR STORY

COMMITTED TO MARINE CONSERVATION

To protect marine playgrounds and keep riders safe, Sea-Doo engages with strong and committed organizations. In North America, Sea-Doo works with Florida-based 4Ocean, whose mission is to end the world's marine plastic crisis. 4Ocean uses the Sea-Doo Switch and Sea-Doo PWC to access hard-to-reach shallow waters and recover some of the millions of pounds of plastic and other debris they collect. In addition, BRP contributed to 4Ocean's One Pound Promise, where 4Ocean collects one pound of ocean plastic for every dollar donated to them.

Sea-Doo also teamed up with the Coastal Conservation Association in Florida, one of the oldest and largest nonprofit organizations that protects the state's marine fisheries, habitat restoration and restocking efforts. The brand donated two FishPro PWCs, while Can-Am donated two Defender SSVs. Thanks to this collaboration, Sea-Doo will play an active role in preserving the places where people sail and introduce new users to the sport as PWC has the largest segment of new anglers.

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MARKET POWERSPORTS INDICATORS PA&A AND OEM GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2024 ENGINES MILLION 1,184.6 CA$ BRP parts, accessories and apparel (PA&A) enhance the rider GLOBAL SALES experience across all product lines, generate additional revenues, VS FY23 and increase brand exposure. Rotax engines for karts and recreational aircraft broaden our reach beyond our core brands with a leadership position, and the recent addition of Pinion gearboxes extends our -7.2% presence in sustainable mobility, a market with significant potential. In FY24, important strides were made in each of these areas. 21

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PA&A

Elevating the experience

Despite recording a decrease in wholesale sales compared to last year following a decision to reduce network inventory levels, the PA&A business generated over $1B in revenues for the second year in a row, with high profit margins. Accessory sales were mainly driven by BRP's proprietary LinQ ecosystem, now fully deployed across all Powersports brands, and soon into the Marine brands.

PA&A continued to deliver relevant innovation to consumers while elevating their riding and boating experience. FY24 saw the introduction of the industry-first SMART Accessory ecosystem as launched on the 2024 Can-Am Maverick R SSV, accessories that react and behave based on inputs from the rider and the vehicle's on-board computer. For snow lovers, BRP launched the new Advex helmet designed to seamlessly integrate the revolutionary Vibe Communication System by BRP, making it easy for riders to chat with their crew, make a phone call or listen to music with quality audio. If installed in the Advex Sport Radian helmet, Vibe offers, for the first time in the snowmobile industry, unlimited autonomy thanks to eLinQ, our innovative solution that powers the electrical visor and the communication system.

Marketing initiatives included a successful co-branded apparel collection that perfectly blended the "ALL-IN" spirit of Can-Am with Fasthouse's passion for "speed, style and good times". Ski-Doo and Kanuk, two iconic names in winter sports, also collaborated for an exclusive limited-run collection of snowmobile apparel.

PINION GEARBOXES

Shaping sustainable mobility

Driven by a passion to shape sustainable mobility, the German-based Pinion team, which joined the BRP family in 2022, creates leading gearboxes that combine the best aspects of automotive and bicycle technology to deliver unparalleled performance and reliability.

Pinion provides its gearbox technology to over 100 international manufacturers of traditional and electric bicycles, and contributed to BRP's revenues for a first full fiscal year in FY24. The Pinion team introduced a new E-Drive system, the Motor.Gearbox.Unit (MGU), which pairs a powerful electric motor with proven Pinion gearbox technology and electric shifting of up to 12 gears in a compact package. This innovation is set to revolutionize the e-bike experience, and has already racked up many prestigious awards, including the Gold award in the "Components" category at Eurobike 2023.

With the wind at its back, Pinion revenues more than doubled last year. And the course has been set for further expected growth.

CSR STORY

INNOVATING TO PROMOTE RESPONSIBLE RIDING

This past winter, the Accessory team launched an industry-first snowmobile signaling system, where a rider can indicate the presence of snowmobiles following behind without removing their hands from the handlebar. With an integrated switch on the console, riders can access three colors and four modes to message approaching riders: white, amber (riders behind), green (solo/last rider) and flashing amber (caution). These new LED signal lights for hand guards provide the opportunity to replace hand signals safely and in style. This game-changing product innovation is the next logical evolution in BRP's commitment to responsible riding.

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ROTAX

ROTAX
RMC
BEYON
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ROTAX

LAUNCHING MORE EFFICIENT PROPULSION SYSTEMS

More than 80% of aircraft manufacturers in the light sport and ultralight aircraft market place their trust in Rotax engines. In FY24, as a testament to its commitment to create the most advanced propulsion systems for its customers, Rotax introduced the new Rotax 916 iS/c with an unprecedented power-to-weight ratio. For the first time, a Rotax engine was launched in cooperation with an aircraft OEM, CubCrafters, joining Rotax's growing roster of customers.

The 916 iS/c provides the next evolution of the most modern aviation engines, by responding to unmet customer needs with more horsepower and improved fuel efficiency. Rotax can now seize new opportunities in the four-seat market segment with a perfectly mature product and continue its steady growth.

Rotax also continued to run the karting show this year, with the national and international Rotax MAX Challenge (RMC) events marking another year with growing starting grids. The 2023 RMC Grand Finals (RMCGF), the highlight of the Rotax Racing season, took place in Bahrain in December and welcomed 384 drivers from 62 nations with their teams and families for a week full of racing, sportsmanship and celebration. Following the success of the Rotax E20, a second electric powertrain, the Rotax E10, was added to the lineup of sustainable kart engines at the 2023 RMCGF as part of the new E10 e-Kart Cup for younger drivers. With its E20 and E10 e-powertrains, Rotax is paving the way to carbon-neutral kart racing, bringing the purest driving experience to the tracks. The brand's e-karting strategy focuses on the pursuit of premium quality, constant performance improvement, exciting racing and development of clean technology for a wide range of racers. Thanks to Rotax's demo tours, test drives and races, electric karting is quickly gaining momentum.

Always focused on reducing its CO_2 emission footprint, Rotax also had 2-stroke Rotax karts successfully race with sustainable fuel this year.

CSR STORY

INSPIRING THE NEXT GENERATION OF AVIATION EXPERTS

BRP-Rotax and the Regional Innovation Center jointly contribute in several initiatives to bring the exciting world of technology closer to young people. "Fascination Aviation" is a summer workshop series offered by Children's University, an initiative of the Institute for Applied Environmental Education in Austria (IFAU), designed to introduce children to scientific topics and ignite their curiosity. Siegfried Heer, a long-time BRP employee with over 15 years of workshop experience, emphasizes: "Sharing my flying expertise and instilling my passion for aviation in children is paramount to me. A definite highlight is that everyone has the opportunity to briefly control the aircraft themselves from the co-pilot seat - an extraordinary experience, especially for those children who have never flown before." The course takes participants on a journey to explore the fascinating technology behind aircraft and engines, sparking interest and a thirst for knowledge.

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® MARKET MARINE INDICATORS GROUP GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2024 MILLION Since 2018, BRP has been raising the bar for the ultimate 432.3 CA$ boating experience through its Manitou pontoons, and Alumacraft, Quintrex, Stacer and Yellowfin boats. An enhanced FY24 product GLOBAL SALES lineup and multiple industry awards signal a clear commitment VS FY23 to innovation. Despite headwinds this year that led to a decrease in revenues, the Marine Group’s resilience resonated in the form of stabilized operations and improved marketing metrics. In -11.7% Australia, our flagship brands continued to shine as the market leaders down under. 24

CRAFTING BOATS FOR EVERY STYLE

With over 75 years of craftsmanship, Alumacraft is a pioneer in aluminum boat building in North America. Its teams understand that fishing is more than the satisfaction of a great catch, it's a way of life. That's why Alumacraft offers boats for every unique boating and fishing style.

As a strong and deep-rooted brand, Alumacraft was able to navigate a decline in retail sales in FY24 compared to last year due to softening consumer demand in the boating industry. In the face of these challenges, the team remained dedicated to delivering high-quality boats, incorporating design technology for hassle-free experiences.

FY24 was packed with exciting partnerships and content creations. The brand teamed up with pro-angler ambassadors to create a "how-to" content series, collaborated on TV shows, and stepped up its game engaging with target outdoor audiences passionate about hunting, fishing and powersports activities. Participating in boat shows, enhancing user experience in digital channels and fine-tuning the user journey along with content updates successfully contributed to generating more leads and boosting digital metrics.

Alumacraft's fully redesigned multispecies fishing and recreation Large V models, which were unveiled to dealers in FY23, will be made available to consumers this coming summer. With its modernized product lineup, Alumacraft remains focused on gaining market share in North America.

CSR STORY

RAISING SAFETY AWARENESS AMONG ANGLERS

Alumacraft believes its long-standing boating heritage comes with responsibility. The brand actively participated in Safety Awareness Month and Boating Safety Week, leading the charge for BRP's Responsible Rider program. In collaboration with brand ambassadors, the Marketing and CSR teams created an authentic video series covering the three facets of Responsible Rider: boating etiquette, safety, and environmental awareness. Content included boating preparation, gear checklist, preparing for severe weather and other useful tips. Additionally, the program was promoted through signage at boat shows and integrated into social media content and customer communications.

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MANITOU

RISING ABOVE WITH TWICE THE POWER

With over 40 years of history, award-winning products, and innovative designs, Manitou has shaped the pontoon industry. On the heels of the launch of the completely redesigned Manitou pontoon last year, which was acclaimed by the industry for its timeless and modern design, the brand had to navigate through a supply chain issue which led to a longer production ramp-up. The team was able to turn things around this year, and production for these new models is now running smoothly.

In FY24, Manitou once again elevated the on-water experience and set new standards, building on the success of Rotax S, the world's first outboard engine featuring Stealth technology. The Marine team launched the new Manitou Explore MAX Dual Engine model with double the horsepower thanks to dual Rotax S150 engines. It delivers the perfect balance between speed, performance and six feet of uninterrupted space at the stern on its MAX Deck in addition to the award-winning iDock piloting system for slow speed maneuvering and docking in confidence.

With softening consumer demand impacting the entire boating industry, Manitou saw its retail sales decline in FY24 in North America. Manitou seized every opportunity to continue strengthening its market position through impactful marketing initiatives, while also developing new potential growth markets, namely by entering the Australian market.

From strategic ambassador collaborations and distinctive boat show participations to a reinvented marketing campaign designed to resonate with the brand's core market, Manitou reached new heights across different marketing metrics. The virtual reveal of Manitou's novelties garnered media attention with the Manitou Explore 24' MAX Dual Engine powered by Rotax S, named Boat of the Year in the pontoon category by Boating Magazine. This accolade stands as a testament of the team's dedication to providing consumers with an unparalleled boating experience. The brand also optimized its digital user journey and content this year, resulting in a sharp increase in web visits and a surge in overall impressions compared to the previous year.

With its new generation of pontoons expected to be a disruptive force, we believe Manitou is well positioned to weather current market conditions and gain market share from the competition.

CSR STORY

BOATING SAFELY WITH MANITOU

Manitou cares about providing safe on-water experiences for its customers. The brand took an active role in Safety Awareness Month and Boating Safety Week, championing BRP's Responsible Rider program as boaters prepared to go out on the ocean, a lake or a river for boating season. In collaboration with a dealer owner, the Marketing and CSR teams crafted three informative videos, emphasizing responsible behavior towards the environment, safety practices, and boating etiquette. The videos offered useful tips on reducing emissions by minimizing idling, ensuring safety by respecting speed limits, and being mindful about waste disposal. This initiative was seamlessly woven into social media content and a customer newsletter, ensuring awareness and promotion of responsible boating practices.

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QUINTREX

TAKING BOATING TO THE NEXT LEVEL

Quintrex, along with its sister brands Stacer and Yellowfin, remained the leading brands in Australia in FY24, with over 60% market share. Not afraid to push boundaries, Quintrex continued to bring more innovation, technology and capabilities to its reinvigorated lineup.

The year was one to remember, with the first new Quintrex Freestyler X models being distributed to dealers across Australia and retailed to consumers in the region. Powered by the Rotax S, the Freestyler X combines a timeless, modern design with a unique onboard experience appealing to a wider base of families in Australia.

In FY24, Quintrex saw its retail sales decline in line with the boating industry, but was able to maintain its market leadership despite the challenging macroeconomic environment. The team proactively adjusted production volumes to protect our dealer value proposition, focused on continued factory optimization, and invested in improvements to maximize output.

This year, Quintrex bolstered its marketing initiatives with influencer-driven content, adding a lifestyle component to its strategy. Quintrex also joined forces with Sea-Doo for the first-ever multi-brand Sydney International Boat Show booth. It marked the official consumer introduction of the luxurious Freestyler X, which is poised to continue to differentiate the Quintrex brand from the competition.

CSR STORY

MAKING AN IMPACT WHERE IT COUNTS

As a leading Australian brand, Quintrex is proud to do its part and make an impact in its communities. The brand donated a Quintrex Fishabout boat to support the Cerebral Palsy Alliance, a ground-breaking, global center of expertise for cerebral palsy research, advocacy, intervention and assistive technology innovation. The organization held its annual Grace Gala fundraising event to raise funds for the Research Foundation of Cerebral Palsy Alliance and the Grace Center for newborn care at the Children's Hospital at Westmead. By offering a boat for the raffle, Quintrex contributed to the total amount raised for the cause of over AU$1.2M (CA$1.1M).

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BRP’S CSR JOURNEY PROGRESSING ON OUR CSR25 COMMITMENTS 2-22 3-3 As an organization built on passion, trust, ingenuity and drive, BRP is committed to creating a better future for its employees, communities and stakeholders. We seek to relentlessly put our hearts, our innovation and our determination into making the world a better place. To this end, we are leveraging our sustainability efforts to position ourselves as an industry leader in corporate citizenship. With the launch of our CSR25 program in 2022, we have set aspirational goals around the environmental, social and governance (ESG) matters, and identified key, ambitious targets to materialize them. In this report, we are proud to share our advancements, performance and progress on our CSR25 journey. 28

OUR GOALS ENVIRONMENT SOCIAL GOVERNANCE Reduce the carbon footprint of Create positive social value that enhances the Adopt the right governance to continue to our operations and products to daily lives of our employees, dealers, and make sound strategic decisions, maintain protect our playgrounds. consumers wherever they work, give, and play. high ethical standards, and conduct our operations in a sustainable manner. Everything we do at BRP aims at one thing: creating new ways to move By protecting our playgrounds, caring for our people and our people. We are pioneers on snow, water, asphalt, dirt and in the air, communities, we are ensuring our riders will continue to enjoy obsessed with creating the adventures of tomorrow. We know that progress the thrill of the ride. We are also committed to doing our part doesn’t come from standing still. to continue to create value for all our stakeholders. CORPORATE SOCIAL RESPONSIBILITY ENVIRONMENT SOCIAL GOVERNANCE OPERATIONS PRODUCTS COMMUNITY PEOPLE EMISSIONS IN IN-USE EMISSIONS DIVERSITY, PACKAGING AND BATTERY-ELECTRIC COMMUNITY RESPONSIBLE H&S, SECURITY CORPORATE ETHICS & SUPPLY CHAIN AND AND END-OF-LIFE VOLUNTEERING EQUITY & TALENT LANDFILL WASTE VEHICLES ENGAGEMENT RIDER & WELLBEING GOVERNANCE COMPLIANCE MANUFACTURING RECYCLABILITY INCLUSION 29

SUPPORTING THE UNITED NATIONS SUSTAINABLE DEVELOPMENT GOALS 2-23 We believe corporations have a responsibility to address global environmental and social challenges. Recognizing the important role we play as a responsible corporate citizen, we have aligned several of our key initiatives with the United Nations (UN) Sustainable Development Goals, also known as SDGs. We have analyzed our value chain to identify areas where BRP can have the greatest impact in advancing the 2030 agenda for Sustainable Development. As a result, our CSR25 program focuses on 5 of the 17 SDGs: GENDER DECENT REDUCED RESPONSIBLE CLIMATE 5 8 10 12 13 EQUALITY WORK AND INEQUALITIES CONSUMPTION ACTION ECONOMIC AND GROWTH PRODUCTION THROUGHOUT THIS REPORT, YOU WILL SEE REFERENCES TO ONE OR MORE OF THESE SDGs FOR SPECIFIC INITIATIVES. 30

OPPORTUNITIES TO CONTRIBUTE TO UN SDGs IN BRP’S VALUE CHAIN 2-23 INCREASING POSITIVE IMPACT BRP’s efforts to provide By promoting responsible riding GENDER DECENT REDUCED DECENT RESPONSIBLE 5 8 10 8 12 EQUALITY WORK AND INEQUALITIES WORK AND CONSUMPTION a safe and secure work through our Product Safety Policy ECONOMIC ECONOMIC AND GROWTH GROWTH PRODUCTION environment through ongoing and Responsible Rider program, Health and Safety performance BRP supports SDG 12. measurement and targets The establishment of the BRP Diversity, Equity and Inclusion align with SDG 8. (DE&I) Council and our progress toward enhanced gender equity, reduced inequalities and a more inclusive culture, support SDGs 5, 8, and 10. SUPPLY CHAIN OWN OPERATIONS PRODUCT USE AND DISPOSAL Our 2035 target to Our target to achieve BRP’s investments in R&D to reduce CLIMATE CLIMATE RESPONSIBLE CLIMATE 13 13 12 13 ACTION ACTION CONSUMPTION ACTION reduce CO emissions carbon-neutral facilities the material carbon intensity of our AND 2 PRODUCTION from the BRP supply by 2030 aligns with products, and design for recycling and chain by 25% aligns SDG 13. reuse, align with SDGs 12 and 13. with SDG 13. Our commitment to progress BRP's efforts to reduce The steps BRP is RESPONSIBLE DECENT RESPONSIBLE RESPONSIBLE CLIMATE 12 8 12 12 13 CONSUMPTION WORK AND CONSUMPTION CONSUMPTION ACTION toward the target of zero energy consumption per taking to improve fuel AND ECONOMIC AND AND PRODUCTION GROWTH PRODUCTION PRODUCTION waste to landfill by 2030 unit produced support economy and reduce supports SDG 12. SDGs 8 and 12. the in-use emissions from its vehicles align with SDGs 12 and 13. MINIMIZING NEGATIVE IMPACT 31

ENVIRONMENT TRANSITIONING TO A LOW-CARBON FUTURE 2-22 3-3 In the past year, we have gained a much clearer picture of where our TO SUCCEED ON OUR AMBITIOUS AND emissions are coming from and thus implemented more specific and CHALLENGING CARBON REDUCTION JOURNEY, rigorous actions to contribute to our targets. Strong collaboration between our Infrastructure and Asset Management teams, as well as our sites, is OUR TEAMS ARE PUTTING THEIR RENOWNED driving alignment on better energy efficiency of our buildings and our INGENUITY TO WORK BY IMPROVING OUR DESIGNS, operations. On the product front, we have continued to leverage our ingenuity to reduce our environmental impact. Our teams, from Design and FINDING BETTER MATERIALS AND CAPTURING Procurement to Product Strategy and R&D, remain focused on decreasing the carbon footprint of the product platforms and engines for both our ENERGY EFFICIENCIES IN OUR OPERATIONS, internal combustion vehicles and electric models. SUPPLY CHAIN AND PRODUCTS. - THOMAS UHR FACILITIES BY 2030 Chief Technology Officer • Make our facilities carbon neutral. • Achieve zero waste to landfill. DECENT RESPONSIBLE CLIMATE 8 12 13 WORK AND CONSUMPTION ACTION ECONOMIC AND GROWTH PRODUCTION 32

ENVIRONMENT

TOWARD MORE SUSTAINABLE FACILITIES

2-22 | 203-1 | 306-2

While we continue to increase our manufacturing footprint, we are developing strategies and implementing actions aimed at:

- Reducing the carbon footprint of our buildings and processes;
- Prioritizing energy efficiency in equipment;
- Transitioning to renewable energy sources globally;
- Minimizing waste from our facilities and product packaging;
- Finding new ways to reuse and recycle materials, from parts to packaging.

As we introduce new product lines and enter new markets, we are more focused than ever on becoming more energy efficient, sustainable and cleaner, globally. Our teams are committed to leading their site projects and operations with this intention in mind. 2023 was the second year of implementation of our action plans aligned with our 2030 carbon reduction and waste management targets. The data gathering process that started two years ago is bearing fruit. With greater site maturity and engagement of our teams, including buy-in from site leaders, we made excellent strides toward our objectives.

Reducing our CO_2 emissions

In 2023, we reduced our carbon footprint by nearly 6% compared to last year and have implemented projects that should enable us to exceed our global annual CO_2 reduction target of 14%. Thanks to these initiatives, we are expecting an overall reduction of 17% in FY25 compared to our 2022 baseline year.

Around the world, BRP teams are working on projects to lower our carbon footprint and improve site efficiency. Our Austria, Mexico and U.S. facilities began transitioning to renewable electricity, and we committed to using renewable gas at our Valcourt facility, in Canada. We improved our environmental strategic maturity, realizing a number of hyper energy-efficient and preventive maintenance projects that replaced end-of-life building and operational equipment with new low-emission alternatives across many sites. Other initiatives included in-depth building and equipment audits of our Valcourt facilities and U.S. Marine sites, the connection of our Gunskirchen site in Austria to district heating, which is a cleaner source of energy, and the completion of proof of concept for thermal storage for building, heating and cooling in Mexico.

Our teams are also improving on setting global guidelines for new building projects and advancing on smart data measuring and equipment control. To ensure we grow responsibly, we are developing proofs of concept of future BRP sites, advanced electric fleet vehicles and impactful technologies.

2023 CARBON FOOTPRINT REDUCTION PROJECTS

Transitioning to clean energy

A major step forward in our carbon reduction journey was the signing of renewable energy contracts across various sites globally. While these contracts carry a premium, we are pleased to invest in markets and businesses that supply these options.

Juarez 3, Mexico

100% electricity from renewables, reducing global emissions by **7%** and local emissions by **52%**.

Valcourt, Canada

25% natural gas from local biomethane plant, reducing global emissions by **1.7%** and local emissions by **20%**. This is BRP's first-ever renewable natural gas pursuit.

Sturtevant, United States

100% electricity from renewables, reducing global emissions by **5%** and local emissions by **70%**.

BRP Megatech, Canada

100% natural gas from local biomethane plant, reducing global emissions by **1%** and emissions from building systems by **100%**, making the building and processes fully carbon neutral.

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Optimizing energy at Juarez 2

To advance its CO_2 emissions reduction strategy, our team at Juarez 2, Mexico has adopted governance and monitoring practices that create a new standard and pave the way for improvements at our other Mexico sites. An Energy and Building Management System (EBMS) was installed to automate control of all equipment such as heating, ventilation and air conditioning (HVAC), dust collectors, air compressors and lighting. This system is expected to reduce energy consumption significantly through smart programming and will allow energy managers to connect sites into global dashboards to monitor consumption live. Moreover, the site was able to reduce its lighting electrical consumption by 55% through the replacement of 95% of its fluorescent lighting fixtures with LEDs, resulting in significant cost and consumption savings going forward.



Reducing emissions at Queretaro

Implementing building standards and equipment guidelines for energy optimization is enabling our Queretaro, Mexico facility to reduce its emissions. With an investment of only CA$2.4K, the site introduced a new measurement strategy for air compressors in the main building that allows it to optimize compressor flow according to variable production demand. Shutting down a single 75 hp compressor resulted in an annual reduction of 348 MWH and savings of CA$64K per year.

2023 WASTE REDUCTION INITIATIVES

Throughout the year, our teams performed in-depth audits of office and manufacturing site waste. The first step was to identify the types of material frequently sent to landfill and the types of non-recyclable materials generated in our inter-site shipping. That data will allow us to improve our diversion rate and to prioritize measures across all sites. We are also very pleased with the successful introduction of composting in our Valcourt, Canada site, which will become a playbook for future projects in our other locations. We are proud to have brought compost collection where it is not offered by the municipality, and to have partnered with local enterprises to help them compost as well. As we advance toward our waste reduction target, we are encouraged by the progress being made.



Reusable carts to ship between the locations in Lansing

Our sites share waste reduction strategies and achieve economies of scale. The Lansing, Michigan site leveraged a CA$400K investment made by the Juarez team last year to develop carts that are returnable and reusable. By using these carts to ship Manitou boat parts such as walls, extrusions and rub rails between its three locations, the Lansing team moved away from foam, cardboard and wood as a packaging alternative. This project resulted in a 53% reduction in plant waste in 2023 and has helped to migrate items to and from locations more effectively, saving time and increasing ease of use.

Improving waste management at Juarez 1

From designers and suppliers to on-site employees, everyone has a role to play in reducing the use of materials and ensuring their proper disposal. The Juarez 1 team in Mexico made great strides in its waste management practices putting significant efforts into proper waste segregation. It developed mapping of waste generated by function and is working on specific guidelines. Plant employees are receiving waste segregation training for guidance on the correct methods of waste disposal. The site also secured new suppliers for recycling of aged lead acid batteries. With almost 100% of batteries recycled achieved in 2023, this project ensures a sound disposal option with minimum negative environmental impact.



The team also conducted analysis to identify hazardous packaging materials as well as plastic and metal containers in order to better segregate them and reduce its non-recyclables by considerable proportions. By using advanced waste segregation methods in 2023, Juarez 1 was able to divert 45% of its waste from landfill and redirect to adequate facilities.

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EMBARKING ON A SUSTAINABLE JOURNEY WITH OUR SUPPLIERS 2-22 3-3 1 We are concentrating our efforts on our Tier 1 suppliers Once again, the ingenuity of our people was at its best. One of the most impactful ways to reduce to determine our carbon emissions baseline and identify Ideas ranged from reducing the amount of material used our environmental footprint is to ensure areas with the highest potential for carbon reduction of our to ensuring recyclability of the material, to increasing the that we are purchasing our goods from the products. A strong action plan with a dedicated team has usage of recycled materials and optimizing our processes. been put in place to implement opportunities for more right supplier, in the right location, and that In order to further instill a carbon conscience within our efficient and sustainable purchases. teams, training was provided to our buyers on how we can they are produced with the right materials One of our key initiatives was to dismantle all of our vehicles improve our carbon footprint. More than 200 employees and the right source of energy. Through to generate technical ideas toward reducing their carbon received this training and we are continuing our journey ongoing collaboration and deeper dialogue footprint. Hundreds of employees from our Engineering, with more sessions to ensure continuous improvement. Quality and Design teams were invited to participate in with our suppliers, we are moving forward this exercise. This generated more than 1,000 ideas with concrete actions to create value for prioritized according to key criteria: cost, CO reduction, 2 our stakeholders and make progress toward implementation timeline and feasibility to deploy in our product lines, on a global scale. our supply chain target. SUPPLY CHAIN BY 2035 Reduce CO emissions from our 2 supply chain by 25%. 1 Direct suppliers for the final product 35 ENVIRONMENT

SUSTAINABLE PRODUCT STRATEGY

203-2

At BRP, we believe that innovation, performance and sustainability go hand in hand. We are focused on reducing emissions levels on our internal combustion engine (ICE) models, and on delivering on our commitment to offer electric models for each of our product lines. With the launch of our electric snowmobiles in 2023, we have made further progress toward realizing this vision.

PRODUCTS BY 2035

- **Have 50% of our units sold as electric.**
- **Launch new internal combustion engine models that emit less CO_2 than their predecessors.**

EVOLVING ICE TECHNOLOGY TO LOWER EMISSIONS LEVELS

In 2023, we focused our efforts on advancing CO_2 reduction projects as well as refining the baseline emissions of our fleet. A Global Product CO_2 Reduction Steering Committee, combining our Global R&D Group in Valcourt and our Rotax teams, was created to support the Engineering teams in their technical decisions. This partnership has been positive so far, as the teams have already identified new technologies to help us achieve our ambitious targets.

Overall, our teams continue to work on increasing energy efficiencies and reducing energy demand to propel our vehicles by testing different materials and tires, reducing weight and improving vehicle drag.

MOVING TOWARD OUR EV TARGETS

In 2021, we pledged to invest CA$300M over five years to electrify each of our existing product lines. Since then, our story of innovation has reached new heights with the reveal of market-shaping electric products that will enhance consumer experience. As of today, BRP has announced the launch of three electric products: snowmobile, motorcycle and hydrofoil board. The progressive roll-out of our electric vehicles (EV) is planned over the next few years.

“

WE ARE PROGRESSING WELL ON OUR JOURNEY TO ELECTRIFYING ALL OF OUR PRODUCT LINES, AND WE CAN RELY ON OUR DEDICATED EV TEAMS IN VARIOUS STRATEGIC LOCATIONS AROUND THE WORLD TO LEAD THE WAY.

”



— **BERNARD GUY**

Executive Vice-President, Global Product Strategy

36

Enhanced EV capabilities: As we remain fully committed In 2024, we plan to open our first state-of-the-art electric With our acquisition of Germany-based Pinion, a pioneer to progressing in our electrification journey, we have vehicle manufacturing facility in Queretaro, Mexico where in gearbox technology, in 2022, we welcomed a team of continued investing in strategically expanding our EV we already produce our Sea-Doo personal watercraft engineers, technicians, thinkers, and doers that brought a capacity and building our dedicated EV team. We created and assemble our Rotax engines, and where we will be love of bicycles and a passion for sustainable mobility. We an EV R&D center in our hometown of Valcourt, Quebec, assembling our new Can-Am electric motorcycles. are now leveraging Pinion’s unique technology in order to where we develop and test state-of-the-art battery packs as spur the development of new electric and human-assisted well as charging equipment. We have also expanded our products, and work toward achieving our target of having TAPPING INTO THE FUTURE OF MOBILITY Rotax electric power unit development infrastructure in 50% of our units sold as electric by 2035. We won’t stop at improving our existing product lines. Gunskirchen, Austria with a new R&D building where we We are also exploring new potential markets valued at over aim to have approximately 200 engineers and technicians. CA$70B globally, including urban mobility and services. The site features cutting-edge EV dedicated test benches In 2022, we created the Low-Voltage and Human-Assisted for components and system testing, and workshop areas (LVHA) Group, a business unit focused on new product for system and vehicle preparation and autopsy. categories that overlap recreational, urban mobility and We have enhanced our EV low-voltage capabilities with the services, to tap into new opportunities, diversify our addition of skilled engineers integrated into our BRP-Rotax product lines and attract new generations of riders. Its R&D Group. At BRP-Rotax Vienna, 60 experts in electric multi-disciplinary team of more than 50 professionals is drive systems and transmissions have been applying their entirely dedicated to developing new electric products and expertise on future vehicles that will move people on snow, technologies to democratize how we move everyday in water, asphalt, dirt and in the air. various terrains. 37 ENVIRONMENT

SOCIAL NURTURING STRONGER COMMUNITIES 2-22 BRP’s social commitment extends beyond our teams. It encompasses our communities, our riders and our partners, and unites all of us in building a more sustainable world. As part of our CSR25 program and our commitment to growing sustainably, we WE ARE DETERMINED TO BE AN AGENT OF CHANGE IN THE aim to have a positive and lasting impact in the communities in which we operate COMMUNITIES IN WHICH WE OPERATE. 2023 WAS A TURNING and in the daily lives of our employees. Our connection to the places where we live, work and play is deeply rooted. We are committed to building strong communities POINT IN OUR FIGHT AGAINST INTIMIDATION. WE HAVE that offer a safe and welcoming environment for our employees, riders and partners. PARTNERED WITH TRUSTED ORGANIZATIONS AROUND THE We look to make a positive impact through effective programs, philanthropy and community service across our network. In 2023, our teams stepped up our community WORLD THAT SUPPORT INITIATIVES TO ACCELERATE CHANGE investment and engagement in all BRP regions around the world. AND IGNITE SYNERGIES TO RIDE OUT INTIMIDATION. We are focusing on three areas to increase our impact: • Aiming to Ride Out Intimidation • Developing a Responsible Rider mindset • Strengthening our impact in our local communities - JOSÉE PERREAULT Chief Marketing Officer OUR TARGET BY 2025 Reinvest 1% of our annual pre-tax GENDER DECENT REDUCED 5 8 10 EQUALITY WORK AND INEQUALITIES profits in community investment. ECONOMIC GROWTH 38

SOCIAL



RIDE OUT INTIMIDATION

A BRP PROGRAM

At BRP, our ambition is to stop intimidation on a global scale. Launched in 2022 and based on three pillars (Kids in Schools, Workplaces and Marginalized Communities), our Ride Out Intimidation program is truly moving the needle on a pressing social issue that touches countless children and adults around the world.

Embracing this global cause furthers our commitment to being the industry leader in corporate citizenship and promoting inclusivity. We are rallying our extensive network around this universal social challenge that affects almost everyone. By engaging with many reputable and impactful organizations around the world who aim to stop intimidation and bullying for good, we continue to honor our commitment. Since the launch of the program, we have partnered with over 30 organizations supporting such initiatives. Our partners recognize the power of joining forces with an ally who is as passionate about social impact as they are. With BRP's support, our partners are able to reach even more people and have a meaningful impact in new communities.

This year, we invested more than

CA$3.8M

in communities to Ride Out Intimidation.

WORLD ANTI-BULLYING FORUM

For the first time, BRP was the presenting partner of the World Anti-Bullying Forum (WABF). WABF 2023 convened over 600 leading researchers, practitioners, policymakers, educators and youth as part of an ongoing dialogue to prevent and end bullying around the world. At this event, we held our first Ride Out Intimidation meeting where we brought together our partner organizations to create synergies in our common quest to end intimidation for good.

World Anti-Bullying Forum

October 25-27, 2023 | North Carolina, U.S.A.

POWERED BY

QUÍTATE LAS ETIQUETAS

BRP and Ditch the Label teamed up to bring the first digital anti-intimidation platform to Mexico as well as to develop and distribute an anti-bullying school module to Mexican youth. This collaboration enabled Ditch the Label to expand its reach and carry out its mission in Mexico, where we have more than 10,000 employees. With the launch of Quítate las Etiquetas for youth in Mexico, we are unleashing the power of our global presence in support of our Ride Out Intimidation program, and amplifying our positive impact in our community.

QUÍTATE LAS ETIQUETAS

IMPULSADO POR

#BEKIND365

We furthered our partnership with the Born this Way Foundation to bring the evolution of the massively successful #BeKind21 platform, which had sparked a global movement of kindness as the antidote to intimidation among millions. With #BeKind365, we aim to show that acts of kindness take on a life of their own and snowball into the change that we want to see in the world every day of the year, leveraging the undeniable connection between kindness and mental health. The platform provides us with a great tool to invite all our employees, dealers, suppliers and passionate riders, as well as their friends and family, to start their year-long journey of practicing kindness for themselves and their communities, a key commitment of our global cause.


#BEKIND365
POWERED BY • #RIDEOUTINTIMIDATION
2023

39

COMING TOGETHER TO END INTIMIDATION A key part of the Ride Out Intimidation program is our stakeholder mobilization strategy, in which we actively solicit our network to help us make a difference. This means our close to 20,000 employees, our 2,800 dealers, our brand ambassadors, our partners and suppliers. In order to focus our mobilization efforts and to maximize impact, we deployed two global initiatives which have become yearly milestones: Anti-Bullying Day in early May, and Stand Up to Bullying “Yellow” Day in November. 2023 made no exception. MAY 4th ANTI-BULLYING DAY To raise greater awareness, we created an Every year on May 4, BRP chooses to demonstrate a clear and authentic Anti-Bullying Day video with the well-known commitment toward the anti-bullying movement in schools. We created a influencer Vic Blends relaying our message. Resource Hub regrouping our partners’ expert resources and tailored tools such as our chatterbox game, which was designed to generate discussion This video generated between the children and families of our employees and stakeholders. We mobilized our global network to share the Resource Hub that includes BRP’s Anti-Bullying Digital Toolkit in several languages. The initiative drove 1.5M VIEWS great waves of participation all over the world, including in institutions outside of our immediate network, leading to more than 3M engagements which is a major boost for visibility of the on social media. cause and of the supported programs. 40

SOCIAL

STAND UP TO BULLYING "YELLOW" DAY - PAINTING THE WORLD YELLOW FOR AWARENESS AND FUNDRAISING

For the second year in a row, our "Yellow" Day mobilized BRP's entire network on social media. On November 17, thousands of employees, dealers, riders, suppliers and community partners rallied together to raise awareness for the cause by wearing yellow and sharing their photos and personal stories on social media. With this overwhelming response from our network, we donated CA$100K on this day alone to organizations fighting bullying in Canada, Mexico, the United States, Australia and Finland.





FIGHTING AGAINST INTIMIDATION AROUND THE WORLD

Standing up to all forms of intimidation is a global cause at BRP. In 2023, our local teams came together to support organizations that aim to protect youth and provide them with a safe environment around the world.

In Austria, we donated €51K to support two child protection centers, the Kinderschutzzentrum Tandem and Die MÖWE. The important work of these organizations focuses on counselling, crisis intervention in all types of violence, and advocating for non-violence in education and relationships.

In Belgium, BRP donated €17K for the annual fundraising campaign of the Flemish public broadcaster VRT, known as De Warmste Week. This year's theme was aligned with our own commitment to anti-bullying, and supported projects related to cybersafety and mental health in children and teenagers.

Looking to give back to organizations that support local youth, our Finland team chose to donate to Girls' House Rovaniemi. Aimed at girls, women and others aged 12-29, with a focus on gender diversity, the center offers recreational activities free of bullying and discrimination.

41

ADVOCATING FOR RESPONSIBLE RIDING

To ensure a sustainable future for our powersports and marine industries, our vision is to build a community that is welcoming, safe and respectful of others and of the environment. As an industry leader, promoting responsible riding behavior is one of our top priorities. We care about our riders and our playgrounds and we shout it loud and proud with our Responsible Rider program.

Through this program, BRP is leading the way with initiatives promoting safety, environmental stewardship and riding etiquette. Since the launch of the program, we have continued to drive it forward with concrete actions. This involves developing partnerships both internally and externally to make sure everyone does their part to protect the fun. In 2023, we have engaged our stakeholders in integrating Responsible Rider into their daily operations, including our dealers and distributors. We have also announced long-term partnerships with two equally determined organizations: Tread Lightly! and the RideSafe Foundation.

Embedding Responsible Rider across the organization

In 2023, we formed the **Responsible Rider Working Group**, a cross-functional committee gathering senior leaders of key internal functions and divisions to define a strategy and turn words into actions. Its mission is to better embed Responsible Rider in our daily business practices and decisions, and to ensure the program is fully embraced by everyone at BRP. The working group focuses on integrating Responsible Rider into the customer journey, from product design to vehicle enjoyment.

In addition, we produced several internal communications, trainings and videos to raise awareness of the Responsible Rider program and we are updating our guidelines to make sure our employees, brand ambassadors and influencers are responsible riders anytime they use BRP products.

Partnering with Responsible Rider champions

Our partner **Tread Lightly!** aims to protect and enhance recreation access and opportunities by promoting outdoor ethics to foster individuals' sense of good stewardship. Through our partnership, we will offer Responsible Rider online interactive trainings to our rider, dealer and distributor audiences. Our aim is to leverage our dealer and distributor relationships to share the Responsible Rider mindset and raise awareness among riders so they can adopt good riding behavior and stay safe.

Through our partnership with **the RideSafe Foundation**, we have committed to educating young riders and their families on how to be responsible riders. The RideSafe Foundation is dedicated to decreasing powersport injuries and fatalities by promoting safety measures such as wearing helmets and obtaining certification. In September 2023, our support enabled the RideSafe Foundation to visit 18 schools and provide more than 14,250 hours of education to 6,500 children with 165 volunteers. Visits included appearances by many athletes and influencers along with special activity books and gifts.

Responsible Rider in action with BRP brands

The best way to integrate our Responsible Rider mindset is staying close to our riders and incorporating activations into our brand campaigns and events across the board. We make sure to prepare our riders before their trip, whether it is with Uncharted Society educational materials or with riding schools like the Can-Am Rider Education Program (REP) in North America or the ÖAMTC in Austria.

Finally, we are doing what we can to move the needle and foster a more caring industry with initiatives such as Take the Pledge with Ski-Doo to preserve access to our favorite winter playgrounds or the Protect the Playground project with Sea-Doo, gathering several BRP teams (Marketing, Public Affairs, Commercial) to protect PWC access to water in the EMEA region.

RESPONSIBLE RIDER

A BRP PROGRAM



42

SOCIAL



Distributing essentials in remote places

Aiming to build a positive impact in one of our communities in Brazil, we contributed R$6K to a project known as Missao nas Areias. The project was partly led by one of our local dealers, with the aim of raising funds to distribute food, hygiene kits, toys and other items to underprivileged families in different regions only accessible by trail systems.

GIVING BACK TO LOCAL COMMUNITIES

In 2023, BRP made a difference in its

COMMUNITIES

by contributing close to

CA$8.4M

in community investment.

SERVING COMMUNITIES WITH OUR VEHICLES

Serving in times of crisis

Unfortunately, 2023 saw many natural disasters affecting our communities, from earthquakes to hurricanes to wildfires. In these difficult times, BRP is there to support our communities. As our vehicles are the ideal tool for search and rescue teams on the ground, we have donated vehicles to support aid efforts in Turkey, Syria, Morocco, Hawaii and Mexico.

BRP contributed around

CA$230K

including 10 vehicles in times of crisis.



Serving fire protection with Can-Am Defender Pro vehicles

Several BRP manufacturing sites in Canada, the United States, Mexico, Finland and Austria now have a new ally when it comes to fighting fires. Indeed, BRP-Rotax technicians, members of our fire protection group in Gunskirchen, Austria and colleagues from BRP Mexico jointly developed the special first-response vehicles Can-Am Defender and Defender Pro (known in Europe as Can-Am Traxter and Traxter Pro). Worldwide, 10 Can-Am Defender Pro vehicles are already being used as prototype vehicles by fire protection groups at BRP sites.

43

COMMUNITIES ARE AT THE ENSURING FOOD SECURITY AND HOLIDAY HEART OF OUR PHILANTHROPY INITIATIVES CHEER FOR COMMUNITIES Beyond our global Ride Out Intimidation and Responsible Rider programs, we believe that In the past year, we committed time and resources to fight hunger in vulnerable we can have a direct impact on our communities by addressing local needs. We are proud communities and bring joy to families during the holiday season. to partner with all our facilities around the world and local organizations to support them. Employees already play a key role in driving these projects forward, supporting causes that have a local impact through their time and resources. The matching program for employee donations, launched in 2023 as part of our Donations and Sponsorships Policy, has further empowered our teams to maximize their engagement in their community. IN LANSING, IN GUNSKIRCHEN, MICHIGAN, THE TEAMS IN QUEBEC, CANADA, AUSTRIA, THE CONTRIBUTED TO BRP DONATED BRP-ROTAX TEAM MICHIGAN’S FIGHT AGAINST DONATED CA$80K TO SEVERAL HUNGER, THE GOBBLING FOOD BANKS €6K TO SUPPORT GRATITUDE FUNDRAISER OÖ TAFEL AND ANGEL TREE IN JUAREZ, MEXICO, IN ST. PETER, ST. PETER AND THREE NONPROFIT MINNESOTA, SPRUCE PINE LOCATIONS ORGANIZATION CAME TOGETHER 700 POUNDS OF FOOD BENEFITING WAS DONATED TO SUPPORT MANKATO 117 CHILDREN WERE TOYS FOR TOTS BY EMPLOYEES SUPPORTED 44

SOCIAL

SUPPORTING HEALTH AND EDUCATION FOR THE NEXT GENERATION

At BRP, our commitment to health goes beyond our employees and embraces our communities. Our teams are also deeply committed to inspiring the next generation to discover the exciting world of technology and other areas of learning. Here are just a few of our initiatives in these areas.

Committing to improved health outcomes

BRP's employees in Canada renewed their long-standing commitment to the CHUS Foundation to support research in pediatric oncology, thus allowing sick children in the region to have access to quality care close to home. The employee committee remitted CA$1M between January 2019 and June 2023 along with more than 1,000 volunteering hours each year. Employees gathered to raise funds through sales of BRP vehicles, parts and accessories, clothing and miscellaneous items from excess inventory and other sources.

BRP Megatech employees in Quebec raised money for Leucan's event "Leucan Ski Challenge", supporting children with cancer and their families at all stages of the illness. They also supported the Roland-Bertrand Center, which promotes individual autonomy and development through a professional reintegration program, pledging a CA$60K three-year commitment ending in 2026.

Empowering the next generation with knowledge

In Austria, BRP-Rotax and the Regional Innovations Center (RIC) support the Gunskirchen Elementary School by funding the purchase of robotics technology boxes, a hands-on learning solution used in science, technology, engineering and mathematics (STEM) classes to promote the development of digital competencies at an early age. By building constructions of varying levels of complexity using LEGO Education Spike robotics technology boxes, students gain healthy self-confidence in their own abilities and develop their STEM skills.


MEGATECH
79-B

BRP MEGATECH AT THE **"LEUCAN SKI CHALLENGE"**


LYNX

In Rovaniemi, Finland, employees volunteered a combined

1,000 HOURS

to welcome students from local schools and kids with special needs from different organizations, giving them a glimpse into the professional world and supporting their growth and learning.


RIC
REGIONALES INNOVATIONSCENTRUM
ROTAX

BRP-ROTAX AND THE RIC DEDICATED TO INTRODUCING **SCIENCE EDUCATION TO CHILDREN**



In Lansing, Michigan, our team welcomed

60 WELDING STUDENTS

from local high schools to tour the plant and see how our Manitou boats are made.

45

SHAPING A HEALTHY CULTURE OF SUCCESS 3-3 WE LOOK FOR PEOPLE WHO ARE ALIGNED WITH BRP’S VALUES AND REINFORCE OUR COMPANY’S EXCEPTIONAL CULTURE. IT IS THIS COLLECTIVE DEDICATION AND THE CARING MINDSET OF OUR DIVERSE TEAM THAT MAKES BRP TRULY UNIQUE. - ANNE LE BRETON Executive Vice-President, People and Culture BRP employees are the Company’s driving force. They have been powering our success for over 20 years, constantly pushing boundaries thanks to their passion, drive and ingenuity. It is the unwavering commitment of the people who have been along for the ride that has shaped our journey. Our winning culture and our shared enthusiasm for our products continue to attract some of the best and brightest. At the heart of our identity, our corporate values make us unique, inform how we act and drive what we make. 46

SOCIAL

FOSTERING DIVERSITY, EQUITY AND INCLUSION

Paving the way toward a more inclusive BRP is an ongoing journey. Diversity, Equity and Inclusion (DE&I) is a core priority for us. With a strong commitment and a clear roadmap, we are making great progress as an organization. Not only did we build our DE&I foundations in the past 18 months, but we also implemented many tangible actions that we are continuing to drive forward. Thanks to our employees' commitment, we are definitely on the right track to ensure we create and maintain a workplace where each employee feels that they belong.

Embedding DE&I into our practices

A diverse DE&I Council, composed of representatives from different functions, varied regions and distinct cultures, leads us on our journey. Its activities have a direct impact on our employees and our Company's culture. Chaired by senior leaders, it is focused on four workstreams: Communications, Training, Talent Acquisition and Employee Resource Groups (ERG). Since the Council was created in 2022, it has held 16 meetings up until the end of 2023. We also have integrated our DE&I intent into BRP's new Code of Ethics and embedded it into our hiring practices.

We now send bi-monthly questions to employees via our internal pulse survey, which has been upgraded to capture insights and feedback on diversity, equity perception, inclusion and sense of belonging in the workplace, while preserving complete confidentiality. This enables us to continuously develop and measure the impact of our DE&I and belonging initiatives, getting us one step closer to a more inclusive workplace and helping us focus our efforts on the right areas.

BRP's Global Women ERG

BRP's first-ever ERG, the Global Women Employee Resource Group, was activated this past year. Engaging more than 230 employees worldwide, our Global Women ERG continues to work on the deployment of its key initiatives and raising the voices of its members in contribution to a more inclusive BRP.

The group defined a roadmap based on connecting through women experiences, educating employees to empower women at BRP, and ensuring a supportive environment through equitable policies and practices where women can thrive.

Upcoming ERG

Next in our DE&I journey is the launch of our LGBTQ+ ERG. With co-leader applications opened at the end of 2023, we look forward to the group's activation during 2024.

Fostering more inclusive behaviors

In 2023, BRP made another step toward inclusive behaviors. Starting with our executives, we embarked on a new DE&I Learning Journey anchored to our beliefs and intent. Based on a blended approach, our Learning Journey features sessions facilitated by experts as well as e-learning tools and resources on BRP's new DE&I Learning Space. It also includes access to DE&I foundational resources, and a deep-dive session on managing unconscious bias. This was a great opportunity for our leaders to build awareness and take the first steps toward effective inclusive leadership. The deployment of the Learning Journey continues with our leaders across the world and will be rolled out to all BRP employees in 2024.

Hiring with an inclusive mindset

We continue to work with our Talent Acquisition team to integrate more inclusive hiring practices in all steps of the recruitment process. A hiring toolkit for managers has been deployed to ensure consistent guidelines are followed and that an inclusive mindset is part of the process when considering candidates.

47

PUTTING HEALTH AND SAFETY FIRST 403-1 403-2 At BRP, the health and safety (H&S) of our employees is a top priority. Our Global H&S organization ensures that governance, policies and processes are in place to promote a culture of health and safety across our network through prevention, training, risk monitoring and other programs. AIMING TO REACH OUR SAFETY TARGET All our production facilities are working collectively and are deeply committed to achieving our Goal Zero 2025 target. To get there, the core of our strategy is based on risk reduction initiatives, leadership and ownership from management at all levels of the organization. 48

IMPROVED GLOBAL HEALTH AND SAFETY PERFORMANCE The Total Recordable Incident Rate (TRIR) is our key performance indicator (KPI) for safety at our facilities. IMPROVING CONTINUING our TRIR in a global performance of 0.8 to develop action plans to reduce top risks vs 0.9 in 2022 for most of our manufacturing facilities. We remain and improve H&S governance on course to reach our 2025 target. We are taking steps this year to In 2023, we put emphasis on very high risks such as pedestrian-lift cohabitation, further improve our score. lock out tag out (LOTO) and frequent risks such as hand injuries. PURSUING OPTIMIZING ISO 45001 certif ication the use of a standardized software for H&S management in some of our manufacturing facilities through action plans and featuring Incident Management, Corrective and Preventive Actions (CAPA), Risk governance to share best practices and documentation, and track Assessment, Audit and Inspections, LOTO and Permitted Work critical modules. progress along the way. Many of our sites and divisions maintained or improved their Also, as part of our commitment to ensuring the safety of all BRP TRIR score in 2023: employees, we have deployed a mass notification system to quickly alert them of potential threats or emergency situations, and to inform them • Juarez 1-2-3 and Queretaro in Mexico on how to respond, no matter where they are. • Valcourt operations and BRP Megatech in Quebec, Canada • Sturtevant and Spruce Pine in the United States • Coomera in Australia • Electric Vehicles Group • Global Procurement Group 49 SOCIAL

FINDING OUR WELLNESS BEAT

At BRP, wellness is about finding your own beat. In the past year, we focused on helping our employees find their peace of mind, the psychological dimension of well-being, with the launch of a wellness campaign.

Our Wellness Moments were filled with action-oriented conferences and workshops, inspiring insights from our leaders and colleagues, useful wellness resources and tools, as well as a brand new well-being challenge concept.

Initiatives covered three main topics:

MANAGING Your Energy and Building Resilience

NAVIGATING Stress and Workload

BALANCING Work and Personal Life

Our employees responded very favorably with an active participation:

OVER 3.5K REGISTRATIONS

to 87 learning activities

CA$25K DONATION

for mental wellness programs in our communities

(Canada, United States, Mexico, Europe, and APAC)

AMBASSADORSHIP NPS-52

(net promoter score)

50

BRP’s commitment to wellness starts by example. Our leaders were offered wellness training through our Learning Lab and Coaching Circle for managers and directors. Working through practical scenarios, participants focused on peer co-development to foster physiological wellness in their team and address wellness-related challenges, while reinforcing that the leader’s own level of wellness is paramount. In addition, four members of our Management team now serve as well-being ambassadors, sharing their authentic wellness insights and personal experiences. Their role is to encourage employees to take good care of themselves in the fast-paced reality of our work environments. To support these initiatives all year long, we created within the BRP Learning Hub a Wellness Learning section to offer our employees extensive and easily accessible resources dedicated to mental health. 51 SOCIAL

TALENT 404-1 Our success depends upon our talented BRP employees worldwide who are united in their commitment to delivering the best experience to our customers. That’s why our Talent Management team focuses on developing strategies that are based on HR best practices and tailored to our unique work environment. LEADERSHIP INSIGHTS AND BRP LEARNING HUB MENTORSHIP EXPERIENCE BRP takes a thoughtful and inclusive approach to leadership development and learning at all levels. In 2023, the Mentorship is a powerful tool in talent development. number of users for Leadership Insights, an expansive electronic library filled with motivational content, more than Since the creation of the BRP Mentorship Program doubled, showing our leaders’ dedication to personal growth. Leadership@BRP is a four-month program taking our in 2018, our employees have had the opportunity to leaders through an enriching learning path covering multiple facets of leadership. BRP’s Learning Hub, whose active engage with knowledgeable and experienced mentors learners grew 30% in 2023, is yet another tool for employees to fuel their development with quality content in to develop their talents, create strong relationships formats such as e-learning capsules and TED Talks. and simply be inspired. Leadership Insights BRP Learning Hub Leadership@BRP 110 MENTEES 94 MENTORS In 2023, More than 5.8K HOURS since February 2023 of time spent 227 LEADERS 2K USERS have completed 90% OF their leadership 3.2K ACTIVE OVER 10K PIECES learning journey. MENTEES LEARNERS of content accessed feel that their mentor (articles, podcasts, etc.) helped them accelerate 5.7K PIECES their development. OVER 1.7K HOURS of available interactive digital spent on learning activities content 52

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ATTRACTING TOP TALENT

We have partnerships with several universities to help BRP remain at the forefront of attracting the best talent and the next generation. These initiatives provide an interesting funnel for talent to support our product strategy such as EV products. They also allow us to leverage our DE&I approach by supporting projects or associations dedicated to supporting women studying engineering and other STEM fields.

Our partnership with the Université de Sherbrooke and the Centre de technologies avancées (Advanced Technology Center) is a powerful lever for talent acquisition.

Throughout the year, we identified various sponsorship opportunities based on our talent needs and worked in collaboration with internal and external stakeholders.

In the past year, we have invested close to

CA$500K

in support of higher education in the communities where we operate.

ENABLING TALENT MOBILITY

Air BRP program

Air BRP is an employee development program that gives selected BRP employees the opportunity to work abroad for three months, performing their role in a different regional office in one of eight countries (Canada, United States, Mexico, Finland, Switzerland, Australia, Austria and Belgium).

The program enables employees to expand their professional network and build strong connections with colleagues worldwide. Providing an immersive and engaging learning experience, Air BRP contributes to employees enhancing their skills while discovering different markets, challenges and cultures. 2023 marked the return of Air BRP after a two-year break due to the pandemic, and interest in the program was particularly high:

86 APPLICATIONS

received from around the world

14 EMPLOYEES

will work from a different BRP site in 2024.

CREATING A POSITIVE ENVIRONMENT FOR PLANT EMPLOYEES

To better reflect the realities of a manufacturing environment, our HR experts are redefining the plant employee experience. This starts with a focus on identifying and correcting the risks at the source to offer a safe working environment to all of our employees and supporting our care mindset. It also means adapting our talent strategy to attract more women to less traditional jobs such as assembly and logistics. A wellness component is being integrated at the plant level and we are setting metrics and measuring KPIs to ensure employee happiness. In keeping with our commitment to DE&I, we have also deployed inclusive workstations across a number of plants. These stations are designed to make the tools and equipment more accessible to our employees regardless of height and strength levels.

Family centers in Mexico to foster employee well-being

For many years, in Mexico, Family Centers have offered our employees easy access to a range of services that measurably enhance their quality of life. Thanks to their facility's Family Center, employees at our four sites in Mexico can tap into a variety of free services to help them take care of themselves and their families. These include medical professionals, sports and recreational areas, legal advisory services, convenience stores, laundry services, tool rental, film and game rental, and much more. These centers are a true win-win and serve as a model for meeting the needs of our local employee communities.

53

GOVERNANCE STRENGTHENING RESPONSIBLE GOVERNANCE At BRP, we are committed to undertaking our business activities with the highest level of integrity. In 2023, we continued to put in place effective structures, policies, standards, and communications to maintain the transparency and accountability required for responsible governance. Our new CSR Steering Committee and CSR Coordinating Committee reinforce execution of our CSR25 program. FOLLOWING THE LAUNCH OF OUR NEW CODE OF ETHICS LAST YEAR, WE HAVE CONTINUED TO INVEST IN RESPONSIBLE GOVERNANCE WITH NEW POLICIES, RESOURCES AND SPECIFIC TRAININGS. FOR EXAMPLE, OUR OVERHAULED SPEAK UP POLICY IS A POWERFUL TOOL TO PROMOTE AN ENVIRONMENT WHERE EMPLOYEES FEEL SAFE TO ASK QUESTIONS OR RAISE CONCERNS IN ANY SITUATION. - MARTIN LANGELIER Chief Legal Officer and Corporate Services 54

GOVERNANCE

CORPORATE GOVERNANCE

2-9 | 2-10 | 2-12 | 2-13 | 2-14

BRP's Board of Directors (Board) is responsible for supervising the management of the Company's business and affairs.

Reviewed each year, the mandate of the Board sets out its principal duties and responsibilities which include ensuring that BRP's activities are compliant with rules and regulations. Through the committee charters, it delegates certain of its duties and responsibilities to the following committees:

- Audit Committee
- Human Resources and Compensation Committee
- Nominating, Governance and Social Responsibility Committee
- Investment and Risk Committee

BOARD OF DIRECTORS

It is currently composed of twelve members, elected by BRP's shareholders, of which seven are independent.

2023 Board Composition

GENDER

8 MALE | 4 FEMALE

ETHNICITY

10 CAUCASIAN | 2 OTHER

TENURE

6 0-5 YEARS | 3 5-10 YEARS | 3 >10 YEARS

AGE

3 50s | 9 60s

2023 Board engagement

6 BOARD MEETINGS

20 REGULAR COMMITTEE MEETINGS

98.7% BOARD ATTENDANCE

You can find out more about our Board of Directors in our Management Proxy Circular.

STRUCTURING EFFECTIVE CSR GOVERNANCE

404-1

Sound governance guides every aspect of our corporate sustainability strategy. BRP's Board remains the primary steward of ESG matters. As such, a progress report on our CSR25 program, related targets and various ESG indicators is submitted every quarter to our Board for its review. Further responsibilities have been delegated to two Board committees:

- The Nominating, Governance and Social Responsibility Committee is tasked with supervising KPIs developed as part of the CSR25 program.
- The Audit Committee is responsible for overseeing the level of disclosure and ensuring it is sufficiently rigorous and in line with the disclosure standards for our financial results.

INTRODUCING NEW CSR COMMITTEES

In addition to the oversight by the Board and its committees, in 2023 the Executive Management team, along with the CSR team, established a comprehensive CSR governance framework to engage with relevant stakeholders at all levels of the organization.

Specifically, a CSR Steering Committee composed of the executives owning the different ESG pillars of our CSR25 framework meets on a quarterly basis to review our progress and align on strategic plans. In addition, to ensure smooth collaboration throughout our CSR journey, a CSR Coordinating Committee was also formed, bringing together leaders of key functions called upon to deliver on CSR25 projects.

The CSR team also reports on our progress against our CSR25 program targets to the Executive Management team on a regular basis, as well as twice a year to the Nominating, Governance and Social Responsibility Committee.

55

ETHICS AND COMPLIANCE 2-15 2-16 2-23 2-24 2-26 205-1 BRP’s Ethics and Compliance (E&C) team has responsibility over the design, implementation and operationalization of our E&C program which covers compliance-related policies, awareness, monitoring, reporting and other initiatives. real-life examples, this interactive document, overhauled The team, which reports to the Chief Legal Officer and in 2022, is easy to navigate and available in different Corporate Services, is guided by BRP’s E&C Committee. languages. It is annually reviewed and approved by the This body oversees the implementation of the E&C program, Nominating, Governance and Social Responsibility approves corporate policies and reviews quarterly reports Committee of the Board. on the program performance and ongoing investigations, which are then presented to the Audit Committee of Our suppliers are also held to the same high standards the Board. of integrity through their adherence to our Supplier Code of Conduct. TAKING THE PULSE OF THE E&C PROGRAM IMPLEMENTING CORPORATE POLICIES Awareness and understanding of our E&C program are key to ensuring its success. This year, we compared the Company policies, which provide guiding principles and level of knowledge of BRP’s employees with respect to our rules, apply to the whole organization, and are issued to E&C program with a benchmark conducted by Ethisphere, support BRP’s values and objectives. Our teams respond a company that promotes best practices in corporate ethics. to changing needs and environments by updating existing frameworks and creating new policies. In 2023, we worked Our analysis revealed that there is a good overall awareness on several policies but specifically on the following three of our program, positioning us above the comparables in key policies: many aspects. It also highlighted the need to continue to conduct regular communication campaigns to ensure DATA PRIVACY employees know where to find E&C resources, understand 1 which sets the base to ensure the protection of how to use them and know how to report misconducts. personal information. ADHERING TO BRP’S CODE OF ETHICS: DONATIONS AND SPONSORSHIPS THE CORNERSTONE OF OUR E&C PROGRAM 2 to ensure BRP has a uniform and consistent approach At BRP, we are committed to upholding the highest to donations and charitable sponsorships globally. standards of conduct in our operations and to do business fairly and with integrity. Each of BRP's directors, officers, SPEAK UP employees and representatives must ensure that their 3 to encourage BRP employees to come forward and behavior is compliant with our Code of Ethics, which sets speak up when they suspect or witness a conduct out the standards of ethical behavior we expect from each which could violate our Code of Ethics, our policies of them. or any applicable law. BRP’s Code of Ethics is the cornerstone of our E&C program and the first of many tools created to promote a culture of We have also deployed the new People and Assets Security compliance and integrity. Structured around our “trust” Policy which establishes guidelines to ensure security is value, it addresses ethical conduct from our workplace to always at the forefront of everyone’s actions. our communities and everywhere in between. Filled with 56

CREATING AWARENESS COMMUNICATING WITH OUR EMPLOYEES COMMITTING TO PROTECT HUMAN RIGHTS In addition to our ongoing internal communications tools, Prioritizing human rights is integral to BRP’s commitment Training our employees we create awareness and engage our employees on a regular to responsible business practices. From the boardroom to Our Code of Ethics and E&C policies are supported by basis using multiple channels: the production line, everyone at BRP has a responsibility different training tools: to protect the rights and dignity of every individual across • “What would you do?” capsules: Topical capsules inserted our global footprint, including throughout our supply chain. • In February 2023, all our employees (except our in BRP’s monthly newsletter, which either present real-life hourly-paid plant workers) proceeded with the annual E&C situations to employees or invite them to test their Beyond this global engagement, we renewed for the fourth Code of Ethics Training and Certification. This mandatory knowledge on key policies. consecutive year our commitment to the Modern Slavery exercise is meant to reinforce our Company’s expectations Act in Australia. As a result of the recently adopted • Our Ethics and Compliance online platform which provides and provide employees with a formal opportunity to Canadian Fighting Against Forced Labour and Child Labour access to our Code of Ethics, our E&C program, key declare any real or potential conflict of interest. in Supply Chains Act, for the first time, we have submitted contacts and options for reporting E&C issues. It also a joint report on the steps taken to prevent and reduce hosts BRP’s company policy repository. forced labor or child labor risks during FY24 in our operations and supply chain. We will continue to develop SPEAKING UP and expand upon our codes of practice, procedures, risk Completion rate on assessments, awareness training, and monitoring At BRP, we recognize that a culture of integrity depends Code of Ethics Certification: frameworks that address issues of modern slavery. on every employee’s understanding that they can and should speak up when they witness conduct that is not consistent with our Code of Ethics or policies. It also OF rests on them knowing that retaliation against anyone 99.9% EMPLOYEES who raises a business conduct concern in good faith or cooperates in an investigation will not be tolerated. Many options are available to employees for asking questions and raising concerns, such as the Integrity Hotline managed • In fall 2023, close to 350 employees at the ‘manager’ by an independent third-party provider and available 24/7 level and up also completed mandatory online training in multiple languages. sessions, reinforcing their understanding of their role in To this end, we updated our Speak Up Policy which answers the application of three key E&C policies: Speak Up, key questions such as what must be reported, how to report Conflict of Interest and Gifts & Hospitality. and how investigations are conducted. 57 GOVERNANCE

ASSESSING AND MANAGING OUR MATERIAL IMPACT

2-23 | 2-26 | 3-1 | 3-2

REFINING OUR APPROACH TO STAKEHOLDERS

With respect to stakeholder identification, BRP adheres to the Global Reporting Initiative (GRI) definition of stakeholders, under which a broad group of stakeholders may be identified as "individual or group that has an interest that is affected or could be affected by the organization's activities."

BRP has defined several stakeholder groups that are aligned with our CSR25 pillars, enabling us to focus on material aspects that are relevant to our organization. These categories may encompass other specific stakeholders, and we are continuing to refine our approach to stakeholder identification and engagement.

Understanding our investors

In May 2022, BRP interviewed investors to understand how they assess and use ESG information when making investment decisions. This exercise enabled us to identify the ESG factors that are material to BRP's business and have the greatest potential impact on Company value. Risk factors we identified through this exercise include:

- Climate change
- Product security and safety
- Labor conditions

The ESG factors we identified in this exercise are reflected in BRP's CSR25 program.

PRECAUTIONARY PRINCIPLE

The precautionary principle denotes a duty to prevent harm, when it is within our power to do so, even when all the evidence is not available. BRP adheres to the precautionary principle and is committed to conducting its business and affairs with honesty, integrity and in accordance with high ethical and legal standards, as per our Code of Ethics.

EXTERNAL CHARTERS, PRINCIPLES, AND OTHER INITIATIVES

When we launched our CSR25 program, our stated goal was to become our industry's leader in corporate citizenship. Being a leader in corporate citizenship means adhering to globally recognized and proven principles of responsible business.

United Nations Global Compact

To that end, BRP joined the United Nations (UN) Global Compact in January 2023. The UN Global Compact is the world's largest corporate sustainability initiative, with the aim of driving awareness and concrete action in support of the UN Sustainable Development Goals (SDGs). Based on CEO support and voluntary participation, it holds companies accountable to aligning their business strategy and operations with ten universal principles of responsible business.

CDP disclosure

BRP has been submitting reports to the CDP (formerly Carbon Disclosure Project) since 2015. For the 2023 CDP Climate Change Disclosure, we maintained a B- score. We consider this an accomplishment, as the CDP's reporting requirements are becoming increasingly complex and stringent each year to encourage companies to deepen their engagement in carbon emissions reduction.

In 2023, for the first time, BRP completed the Ecovadis questionnaire as a supplier, which will allow us to improve our sustainability journey, and contribute to further embedding CSR in our operations.

ABOUT THE CSR SECTION OF THIS REPORT

2-3 | 2-5

BRP Inc. has reported its CSR annual performance for FY24, from February 1, 2023 to January 31, 2024, unless otherwise indicated, with reference to the Global Reporting Initiative (GRI), GRI 1 Foundation standard 2021.

Data included in this report is subject to limited accuracy and includes forward-looking information which is subject to the cautionary statement described on page 70 of this report. Further information on data uncertainties, including quantitative information, is provided where appropriate. The CSR section is currently not subject to external assurance, as efforts are being focused on further implementing the CSR25 program.

FUTURE PERSPECTIVE

Heading into FY25, given the current context, we are expecting headwinds in our plan to meet some of our CSR25 targets, but we are deploying every effort to continue on our momentum across our three pillars: Environment, Social and Governance.

58

CSR PERFORMANCE SUMMARY

2-2 | 2-7 | 2-24 | 2-30 | 205-2 | 302-3 | 305-1 | 305-2 | 305-4 | 306-4 | 401-1 | 403-9 | 404-1 | 405-1

This table lists the performance indicators used to evaluate the environmental, social, and governance topics we monitor annually in an attempt to continuously improve our CSR performance.

ENVIRONMENT

TITLE	UNIT	FY22	FY23	FY24	FY24-FY23 VARIATION (%)
Global absolute greenhouse gas emissions[1]					
Scope 1 (direct)	tons CO_2e	35,991	43,343	42,567	-1.8
Scope 2 (indirect)	tons CO_2e	40,556	49,642	45,010	-9.3
Total	tons CO_2e	76,547	92,985	87,577	-5.8
Global greenhouse gas emissions intensity	tons CO_2e/unit produced	0.186	0.198	0.194	-2.2
Energy consumption intensity	kWh/unit produced	806	838	887	5.8
CDP results					
Climate change	--	B-	B-	B-	--
Waste management[2]					
Sites achieving zero waste to landfill	% of sites	25.0	31.0	21.0	-32.3
Overall quantity of waste generated (hazardous and non-hazardous)	tons	45,084	40,337	47,277	17.2
Overall diversion rate (hazardous and non-hazardous)	% diverted from landfill	71.0	69.0	78.1	13.2
Overall quantity of non-hazardous waste generated	tons	41,584	36,758	41,180	12.0
Overall diversion rate – non-hazardous waste	% diverted from landfill	54.0	79.0	81.5	3.2
Overall quantity of hazardous waste generated	tons	3,500	3,579	6,097	70.4
Overall diversion rate – hazardous waste[3]	% diverted from landfill	83.6	82.2	55.4	-32.6

[1] For FY24, the calculations cover 23 installations (manufacturing sites, test centers and distribution centers), which represents 3 additional sites compared to previous years.
[2] The calculations cover 19 installations (manufacturing sites, test centers and distribution centers).

SOCIAL

TITLE	UNIT	FY22	FY23	FY24	FY24-FY23 VARIATION (%)
Health and Safety					
Work related fatalities	Number	0	0	0	0
Global frequency rate	TRIR[4]	0.7	0.9	0.8	-11.1
Employee profile - Total workforce					
Total employees as of January 31[5]	Number	19,871	22,808	19,553	-14.3
Active workforce covered under collective bargaining agreement	%	27.0	25.0	30.0	20.0
Women in the workforce[5]					
Overall women in the workforce	%	--	--	30.4	--
Women on the Board	%	25.0	25.0	33.3	33.2
Women on the Management Committee	%	27.3	23.0	16.7	-27.5
Women managers, directors and vice-presidents	%	23.5	23.9	25.1	5.0
Women employees – plants[6]	%	28.2	30.5	30.4	-0.3
Women employees – offices[7]	%	31.3	29.1	30.4	4.5
New women employees	%	29.3	34.8	35.9	3.2
Average age of employees					
Office employees	Years	38.9	39.3	39.4	0.3
Plant employees	Years	33.1	34.2	36.2	5.8

[3] Total hazardous waste generated at all the facilities represents less than 10% of total generated waste. Hazardous waste is disposed of using authorized waste transportation and treatment companies. Disposal methods include fuel blend, secured landfills, waste incineration or recycling.
[4] Follows the definition of the Occupational Safety and Health Administration of the United States.
[5] From HR database covers 100% of workforce including part time employees.
[6] Based on "plant/blue collar" job level.
[7] Excluding "plant/blue collar" job level.

59

CSR PERFORMANCE SUMMARY

SOCIAL (CONTINUED)

TITLE	UNIT	FY22	FY23	FY24	FY24-FY23 VARIATION (%)
Representativity per generation					
Gen Z (1995-2012)	%	--	--	19.4	--
Millennials (1980-1994)	%	--	--	48.4	--
Gen X (1965-1979)	%	--	--	28.3	--
Baby Boomers I (1942-1964)	%	--	--	3.9	--
Average tenure by category					
Office employees	Years	7	7.8	7	-10.3
Plant employees	Years	3.5	3.8	5.4	42.1
Turnover rate (voluntary)					
Professionals, managers, directors, vice-presidents and senior management	%	8.4	8.7	6.6	-24.1
Internal promotion rate[8]	%	13.6	15.5	14.6	-5.8
Number of work stoppages and total days idle					
Work stoppages	Number	0	0	0	--
Days idle	Number	0	0	0	--
Community engagement and progression toward 1%[9]					
Donations	In million of $CAN	1.4	5.6	8.4	50.2
% vs goal	%	12.7*	41.0*	74.0	80.5
Employee engagement					
Average employee score	Score out of 10	8	8.1	8.1	--
eNPS	--	45	46	41	--

GOVERNANCE

TITLE	UNIT	FY22	FY23	FY24	FY24-FY23 VARIATION (%)
Annual Code of Ethics Certification					
Completion rate[10]	%	99.7	99.9	99.9	--
Communications and training on anti-corruption policies and procedures					
Hours of training	Number	4,647	6,886	7,483	8.7
Time to close investigations					
Average days	Number	66	43	41	-4.7

ESG RATINGS

SUSTAINALYTICS	MSCI	ISS ESG
13.1	BB	C-

[8] Includes vertical promotions managers and up, when there is a change of level.
[9] BRP has adopted the LBG Canada methodology to report on corporate donations.
[10] All employees (except hourly-paid factory workers).
* Corrections to prior years are due to typographical errors or changes in conversion metrics.

60

GRI CONTENT INDEX

Statement of use	BRP has reported the information cited in this GRI content index for the period from February 1, 2023 to January 31, 2024 with reference to the GRI Standards.	
GRI 1 used	GRI 1: Foundation 2021	

GRI Standard and Disclosure

The organization and its reporting practices		Location	Comments
GRI 2: General disclosure 2021			
2-1	**Organizational details**	- Company overview	Please refer to Corporate Profile (available on BRP website at https://news.brp.com/investor-relations).
2-2	**Entitites included in the organization's sustainability reporting**	- Company overview - CSR performance summary	Please refer to Corporate Profile (available on BRP website at https://news.brp.com/investor-relations).
2-3	**Reporting period, frequency, and contact point**	- About the CSR section of this report - Information for investors	BRP Inc. reports once a year on its CSR annual performance. The current report covers fiscal year 2024 (FY24), from February 1, 2023 to January 31, 2024, unless otherwise indicated. For questions about the report and its content, contact us at csr@brp.com
2-5	**External assurance**	- About the CSR section of this report	The CEO and members of Management Committee review and approve the Annual and Corporate Social Responsibility Report before its release. The CSR section is currently not subject to external assurance, as efforts are being focused on further implementing the CSR25 program.
2-6	**Activities, value chain and other business relationships**		https://news.brp.com/financial-information

Activities and workers		Location	Comments
2-7	**Employees**	- CSR performance summary	

Governance		Location	Comments
2-9	**Governance structure and composition**	- Corporate governance	
2-10	**Nomination and selection of the highest governance body**	- Corporate governance	Please refer to Corporate Governance (available on BRP website at https://news.brp.com/corporate-governance).
2-11	**Chair of the highest governance body**	- Letter from the president and CEO	Please refer to Corporate Governance (available on BRP website at https://news.brp.com/corporate-governance).
2-12	**Role of the highest governance body in overseeing the management of impacts**	- Corporate governance	Please refer to Corporate Governance (available on BRP website at https://news.brp.com/corporate-governance).
2-13	**Delegation of responsibility for managing impacts**	- Structuring effective CSR governance	Each site is responsible for CSR-related activities and their respective monitoring. Consequently, local CSR leaders are our contacts at the site level and provide information about CSR projects.
2-14	**Role of the highest governance body in sustainability reporting**	- Structuring effective CSR governance	The CEO and members of the Nominating, Governance and Social Responsibility Committee, the Audit Committee and the Management Committee review and approve this report before it is release.
2-15	**Conflict of interest**	- Ethics and compliance	
2-16	**Communication of critical concerns**	- Ethics and compliance	
2-17	**Collective knowledge of the highest governance body**		Please refer to BRP's FY24 Annual Information Form - section Directors and officers (available on BRP website at https://news.brp.com/financial-information).
2-18	**Evaluation of the performance of the highest body**		Please refer to BRP's FY24 Management Proxy Circular - section Disclosure of Corporate Governance Practices (available on BRP website at https://news.brp.com/financial-information)
2-19	**Remuneration policies**		Please refer to BRP's FY24 Management Proxy Circular (available on BRP website at https://news.brp.com/financial-information)
2-20	**Process to determine remuneration**		Please refer to BRP's FY24 Management Proxy Circular (available on BRP website at https://news.brp.com/financial-information)
2-21	**Annual total compensation ratio**		BRP considers this information to be confidential.

61

GRI CONTENT INDEX

Strategy, policies and practices		Location	Comments
2-22	**Statement on sustainable development strategy**	- Letter from the President and CEO - Transitioning to a low-carbon future - Nurturing stronger communities	
2-23	**Policy commitments**	- Supporting the United Nations Sustainable Development Goals - Ethics and compliance - Assessing and managing our material impact	
2-24	**Embedding policy commitments**	- Ethics and compliance - CSR performance summary	
2-25	**Processes to remediate negative impacts**		Each site is responsible for the implementation of corrective actions in response to environmental and social topics, in accordance with production realities and local legal compliance requirements.
2-26	**Mechanisms for seeking advice and raising concerns**	- Ethics and compliance	
2-27	**Compliance with laws and regulations**		BRP has established an internal environmental and health & safety compliance audit program to assess the compliance level at all BRP sites. Results of the compliance audits are communicated to Management and the Investments and Risks Committee of the Board annually.
2-28	**Memberships associations**		BRP engages with several associations such as the International Snowmobiles Manufacturers Association (ISMA), the International Council of Marine Industry Association (ICOMIA/IMEC), the Personal Watercraft Industry Association (PWIA), Recreational Off- highway Vehicles Association (ROHVA), among others, and actively promotes the creation of working committees on vehicles electrification, alternative fuels, etc.

Stakeholder engagement		Location	Comments
2-29	**Approach to stakeholder engagement**	- Assessing and managing our material impact	
2-30	**Collective bargaining agreements**	- CSR performance summary	

Material topics		Location	Comments
GRI 3: Material topics 2021			
3-1	**Process to determine material topics**	- Assessing and managing our material impact	This exercice was done in 2021
3-2	**List of material topics**	- Assessing and managing our material impact	
3-3	**Management of material topics**	- Progressing on our CSR25 commitments - Transitioning to a low-carbon future - Shaping a healthy culture of success	

Social and community commitment		Location	Comments
GRI 201: Economic performance 2016			
201-1	**Direct economic value generated and distributed**	- Financial highlights - Financial section	
GRI 203: Indirect economic impacts 2016			
203-1	**Infrastructure investments and services supported**	- Toward more sustainable facilities	
203-2	**Significant indirects economic impacts**	- Sustainable product strategy	

Energy management		Location	Comments
GRI 302: Energy 2016			
302-3	**Energy intensity**	- CSR performance summary	

Management of greenhouse gas emissions		Location	Comments
GRI 305: Emissions 2016			
305-1	**Total direct greenhouse gas emissions**	- CSR performance summary	
305-2	**Total indirect greenhouse gas emissions**	- CSR performance summary	
305-4	**GHG emissions intensity**	- CSR performance summary	

62

GRI CONTENT INDEX

Effluents and waste management		Location	Comments
GRI 306: Waste 2020			
306-2	Management of significant waste-related impact	- Toward more sustainable facilities	Each site is responsible for defining its priorities on environmental topics in accordance with production realities and local legal compliance requirements.
306-4	Waste diverted from disposal	- CSR performance summary	Management of liquid effluents have not been identified as a material issue for BRP.

Employee engagement and retention		Location	Comments
GRI 401: Employment 2016			
401-1	New employee hires and employee turnover	- CSR performance summary	

Health and safety (H&S) of our employees		Location	Comments
GRI 403: Occupational health and safety 2018			
403-1	Occupational health and safety management system	- Putting health and safety first	
403-2	Hazard identification, risk assessment and incident investigation	- Putting health and safety first	
403-3	Occupational health services		Health services are available at all manufacturing sites.
403-4	Worker participation, consultation, and communication on occupational health and safety		Each site is responsible for defining its priorities on H&S topics, in accordance with production realities and local legal compliance. H&S committees comprised of management and employees representatives are present in our manufacturing sites.
403-5	Worker training on occupational health and safety		Each site is responsible for defining its priorities on H&S topics, in accordance with production realities and local legal compliance. H&S committees comprised of management and employees representatives are present in our manufacturing sites.
403-6	Promotion of worker health		Health services are available in all manufacturing sites. More specifically, in our mexican facilities, health care is also provided to our employees' families.

Health and safety of our employees		Location	Comments
403-9	Work-related fatalities	- CSR performance summary	

Training and skills development		Location	Comments
GRI 404: Training and education 2016			
404-1	Average hours of training per year per employee	- Talent - CSR performance summary	
404-3	Percentage of employees receiving regular performance and career development reviews		Each permanent employee agrees with supervisor on performance objectives. This approach promotes dialogue between managers and employees and provides periodic evaluation and feedback.

Equity, diversity, and equality of employment opportunities		Location	Comments
GRI 405: Diversity and equal opportunity			
405-1	Diversity of governance bodies and employees	- CSR performance summary	
405-2	Ratio of basic salary and remuneration of women to men		BRP considers this information to be confidential.

Business ethics		Location	Comments
GRI 205 : Anti-corruption 2016			
205-1	Operations assessed for risks related to corruption	- Ethics and compliance	Code of Ethics and Anti-Corruption Policy are available at: https://www.brp.com/en/our-company/ethics-compliance.html
205-2	Communication and training about anti-corruption policies and procedures	- CSR performance summary	
GRI 415: Public policy 2016			
415-1	Public contributions		Please refer to Corporate Responsibility Governance (available on BRP website at https://www.brp.com/en/corporate-social-responsibility/governance.html).

63

SASB DISCLOSURE

AUTOMOBILES*

Topic	Accounting metric	Category	Unit of measure	Code	Response / comments
Fuel economy & use-phase emissions	Sales-weighted average passenger fleet fuel economy, by region	Quantitative	Mpg, L/km, gCO_2/km, km/L	TR-AU-410a.1	The topic of passenger fleet fuel economy and its associated metrics were omitted based on the lack of applicability to BRP's business.
	Number of (1) zero emission vehicles (ZEV), (2) hybrid vehicles, and (3) plug-in hybrid vehicles sold	Quantitative	Number	TR-AU-410a.2	Number of vehicles sold not material in comparison with total sales.
	Discussion of strategy for managing fleet fuel economy and emissions risks and opportunities	Discussion and Analysis	NA	TR-AU-410a.3	Sustainable product strategy section of this report
Materials sourcing	Description of the management of risks associated with the use of critical materials	Discussion and Analysis	NA	TR-AU-440a.1	FY24 Annual information form
Material efficiency & recycling	Total amount of waste from manufacturing, percentage recycled	Quantitative	Metric tons (t), Percentage (%)	TR-AU-440b.1	CSR Performance summary
	Weight of end-of-life material recovered, percentage recycled	Quantitative	Metric tons (t), Percentage (%)	TR-AU-440b.2	Information not currently compiled
	Average recyclability of vehicles sold, by weight	Quantitative	Percentage (%) by sales-weighted weight (metric tons)	TR-AU-440b.3	Information not currently compiled
Product safety	Percentage of vehicle models rated by NCAP programs with an overall 5-star safety rating, by region	Quantitative	Percentage (%)	TR-AU-250a.1	NCAP- star ratings do not apply to our vehicles. However, there are industry and mandatory safety standards applicable to our products. BRP is monitoring the applicable standards and applying processes for compliance in our relevant markets. For example in the United States, standards are published by the Special Vehicle Institute of America (for ATVs), by the Recreational Off-Highway Vehicle Association (for SSVs) and the Snowmobile Safety and Certification Committee (for Snowmobiles.) There are also Federal Regulations by the Consumer Product Safety Commission, the U.S. Coast Guard (for PWCs and Boats), as well as the National Highway Traffic Safety Administration (on-road products). Outside the United States, there are also applicable regulations for example by Transport Canada, EU Recreational Craft Directive and many more.
	Number of safety-related defect complaints, percentage investigated	Quantitative	Number, Percentage (%)	TR-AU-250a.2	BRP is not reporting this number. However, BRP has processes in place to monitor issues from the field reported by consumers, dealers, regulatory authorities and any other involved stakeholders and apply corrective measures as necessary.
	Number of vehicles recalled	Quantitative	Number	TR-AU-250a.3	BRP reports safety recalls information on its website, under the section Product Safety as well as on every brand websites as applicable by product line and country.
Labor practices	Percentage of active workforce covered under collective bargaining agreements	Quantitative	Percentage (%)	TR-AU-310a.1	CSR performance summary
	(1) Number of work stoppages and (2) total days idle	Quantitative	Number, Days idle	TR-AU-310a.2	CSR performance summary

* Although there is no powersport industry standard, BRP aims to align with the SASB reporting framework of automobiles industry.

64

TCFD DISCLOSURE

GOVERNANCE

Disclose the organization's governance around climate-related risks and opportunities	Disclosure BRP
Describe the Board's oversight of climate-related risks and opportunities	The Board of Directors of the Company is the ultimate steward of ESG matters (including climate related matters such as greenhouse gases emissions). As such, a progress report on the Company's CSR25 Program, targets and various ESG indicators is submitted every quarter to the Board of Directors for its review. The Board of Directors also established clear lines of authority and oversight at the committee levels, as detailed below: - The Nominating, Governance and Social Responsibility Committee (NGSRC) has been delegated the authority to annually review and assess the Company's policies and practices with respect to its CSR25 Program and supervises key performance indicators (KPIs) developed as part of the CSR25 Program; and - The Audit Committee has been delegated the authority to oversee any CSR/ESG-related disclosure documents and the controls in place to assess the adequacy and completeness of the financial information contained therein.
Describe management's role in assessing and managing climate-related risks and opportunities	In addition to the oversight by the Board and its committees, the Executive Management team, along with the dedicated team of CSR professionals (the "CSR team") established in Fiscal 2024 a comprehensive CSR governance framework which engages proactively and regularly with relevant stakeholders at all levels of the organization. Specifically, a CSR Steering Committee composed of executives with ownership over each pillar of the Company's CSR25 framework meets on a quarterly basis to review progress and align on strategic plans. In addition, to ensure smooth collaboration throughout the Company's CSR journey, a Coordinating Committee was also formed, bringing together leaders of key functions delivering on CSR25 projects. The CSR team also receives updates on the advancement of the work against the Company's CSR25 Program's priorities from the executives and internal working groups to whom such priorities are assigned, and it has the responsibility to report regularly on such progress to the whole executive management team as well as twice a year to the NGSRC. BRP recognizes that responsible governance requires a commitment to transparency and accountability throughout its organization, as well as effective structures, policies, standards, and communication.

STRATEGY

Disclose the actual and potential impacts of climate-related risks and opportunities on the organization's business, strategy, and financial planning where such information is material	Disclosure BRP
Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term	At the end of 2021, BRP's Board of Directors approved the new CSR25 program. This program is aligned with the overall strategic 5-year planning process, and is revised on an annual basis. The CSR25 program falls under the medium-term horizon. While projects and activities are planned on an annual basis, the overall plan will be reviewed at the end of 2025. BRP's business risks can be found in the latest Management's Dicussion and Analysis (MD&A), and include climate change related risks.

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TCFD DISCLOSURE

Describe the impact of climate-related risks and opportunities on the organization's business, strategy and financial planning	Climate change is receiving increasing attention worldwide. A perceived consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Greenhouse gas regulations are likely to require the Company to purchase allowances to offset the Company's own emissions or result in an overall increase in costs of raw materials or operating expenses, any of which could reduce competitiveness in a global economy or otherwise have a material adverse effect on the Company's business, results of operations or financial condition. Part of the Company's strategy to address these risks includes the initiatives and targets detailed in the Company's CSR25 Program as well as the Company's commitment to offer electric models in each of its product lines and to expand its product lines into low voltage and human assisted products, This strategy itself presents additional risks, including with respect to the Company's ability to ensure compliance with rules, laws and regulations applicable to the EV industry, as well as exposure to the increasing government enforcement actions and civil suits alleging "greenwashing", which call for increased vigilance when it comes to ESG reporting and communication.
Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2C or lower scenario	We developed our program during the course of 2021 and 2022, focusing on better reporting to communicate our targets and progress. We will revise our program and roadmaps to achieve our targets annually and plan for using climate-related scenarios going forward. While there are challenges ahead, BRP is uniquely positioned to address them. Its geographic scope, diversified product portfolio, supply chain flexibility, leading brands and capital strenght, provides BRP resilience and agility to transition to a lower-carbon economy and explore new growth opportunities.

RISK MANAGEMENT

Disclose how the organization identifies, asesess, and manages climate-related risks	Disclosure BRP
Describe the organization's processes for identifying and assessing climate-related risks	BRP operates manufacturing facilities in 7 countries: Australia, Austria, Canada, Finland, Germany, Mexico and the United States of America. However, its products are sold worldwide. Therefore, we consider the global outlook when assessing our risks including climate change risks. The Investments and Risks Committee of the Board of Directors monitors the company's risk management program on a quarterly basis. BRP's enterprise risk management program consists in reviewing a broad range of risks, including climate change risks, to rank them based on the likelihood of occurrence and on the potential severity of impact, and identifying the most significant ones. Environmental considerations, including climate change issues, have been identified as one of the risks potentially impacting BRP and are integrated in the risk management program. The risks are reviewed annually. Ownership of the risk management process is assigned to a member of the Senior Management. The environmental compliance status of our operations is also reviewed annually.
Describe the organization's processes for managing climate-related risks	Environmental considerations, including climate change issues have been identified as one of the risk potentially impacting BRP. BRP's enterprise risk management program consists in reviewing a broad range of risks, to rank them based on the likelihood of occurrence and on the potential severity of impact, and identifying the most significant ones. The risks are reviewed annually. Ownership of those risks is being assigned to a member of the Senior Management Committee. The findings are integrated into our strategic planning to help shape our resilience, mitigation and adaptation responses.
Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management	Environmental considerations, including climate change issues, have been identified as one of the risks potentially impacting BRP and are integrated in the risk management program. The risks are reviewed annually in order to rank them on the likelihood of occurrence and potential severity of impact. Ownership of the risk management process is assigned to a member of the Senior Management.

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TCFD DISCLOSURE METRICS AND TARGETS Disclose the metrics and targets used to assess Disclosure BRP and manage relevant climate-related risks and opportunities where such information is material Disclose the metrics used by the organizarion to The following metrics are considered to disclose BRP's performance against the established targets aligned with our CSR framework: assess climate-related risks and opportunities in Greenhouse gas (GHG) emissions in absolute number and in intensity (per unit produced), Diversion rate. line with its strategy and risk management process BRP's targets are as follow: - Make our facilities carbon neutral by 2030 - Achieve zero waste to landfill by 2030 - Reduce CO emissions from our supply chain by 25% by 2035 2 - Launch new internal combustion engine models (ICE) that emit less CO than their predecessors 2 - Have 50% of our units sold as electric by 2035 Disclose Scope 1, Scope 2 and, if appropriate, Information can be found in the CSR Performance Summary of the current report: Scope greenhouse gas (GHG) emissions, and Global GHG emissions: Scope 1 and 2 related risks GHG emissions intensity (per unit produced) Describe the targets used by the organization to BRP has established a range of targets aligned with our CSR framework: manage climate-related risks and opportunities and - Make our facilities carbon neutral by 2030 performance against targets - Achieve zero waste to landfill by 2030 - Reduce CO emissions from our supply chain by 25% by 2035 2 - Launch new internal combustion engine models (ICE) that emit less CO than their predecessors 2 - Have 50% of our units sold as electric by 2035 67

FINANCIAL SECTION 201-1 68

RECONCILIATION TABLE FISCAL YEAR 2024

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

(in million of Canadian dollars)	January 31, 2024	TWELVE-MONTH PERIODS ENDED January 31, 2023	January 31, 2022	January 31, 2021	January 31, 2020
Net income	**744.5**	**865.4**	**794.6**	**362.9**	**370.6**
Normalized elements					
Foreign exchange (gain) loss on long-term debt and lease liabilities	**10.8**	92.4	(13.3)	(121.8)	10.4
Cybersecurity incident costs[2]	**-**	25.5	-	-	-
(Gain) loss on NCIB	**(4.8)**	(1.8)	21.3	(12.2)	-
Past service costs[3]	**-**	4.3	-	-	-
Impairment charge[4]	**116.3**	-	-	177.1	-
Costs related to business combinations[5]	**15.6**	8.3	9.9	5.9	6.5
Border crossing costs[6]	**6.2**	-	-	-	-
Evinrude outboard engine wind-down[7]	**15.0**	-	0.4	96.1	-
Gain on lease termination[8]	**-**	-	(8.7)	(12.7)	-
Transaction costs on long-term debt[9]	**22.7**	1.0	44.3	12.7	-
Other elements[10]	**7.4**	(3.2)	3.8	4.1	(37.4)
Income tax adjustment[1,11]	**(60.3)**	(15.2)	(5.8)	(45.7)	8.3
Normalized net income[1]	**873.4**	**976.7**	**846.5**	**466.4**	**358.4**
Normalized income tax expense[1]	**269.9**	315.7	287.9	167.1	126.8
Financing costs adjusted[1]	**186.4**	113.9	63.4	107.3	90.9
Financing income adjusted[1]	**(11.8)**	(4.2)	(3.8)	(7.6)	(2.2)
Depreciation expense adjusted[1]	**381.7**	304.2	268.1	255.2	230.5
Normalized EBITDA[1]	**1,699.6**	**1,706.3**	**1,462.1**	**988.4**	**804.4**
Weighted average number of shares – diluted	**78,523,790**	80,946,102	85,259,520	88,604,984	93,813,984
Normalized earnings per share – diluted[1]	**11.11**	12.05	9.92	5.39	3.83

[1] See "Non-IFRS Measures" section.
[2] During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.
[3] Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.
[4] During the twelve-month period ended January 31, 2024, the Company recorded an impairment charge of $116.3 million related to its Marine segment.
[5] Transaction costs and depreciation of intangible assets related to business combinations.
[6] During Fiscal 2024, the Company incurred incremental transport and idle costs such as direct labor, which were related to mitigation strategies implemented to handle the border crossing slowdown between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.
[7] The Company incurred idle costs, other exit costs and impaired service parts inventory related to its Evinrude outboard engine production.
[8] During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.7 million gain on lease termination.
[9] Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2 and refinancing of Term Loan B-1 in Fiscal 2024, and prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2 in Fiscal 2022.
[10] Other elements include insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and costs associated with restructuring and reorganization activities to gain flexibility and improve efficiency which are mainly composed of severance costs and retention salaries.
[11] Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

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INFORMATION FOR INVESTORS

STOCK EXCHANGE INFORMATION

BRP Inc. subordinate voting shares are traded on the Toronto Stock Exchange under the symbol "DOO" and on the Nasdaq Global Select Market under the symbol "DOOO".

RESEARCH COVERAGE[1]

ARC Independent Research • BMO Capital Markets Equity Research • Canaccord Genuity • CIBC Capital Markets • Citigroup • D.A. Davidson • Desjardins Securities • Edgewater Research Company • Exane BNP Paribas • Morningstar • National Bank Financial • Northcoast Research • Raymond James & Associates • RBC Capital Markets • Robert W. Baird & Co. • Scotia Global Equity Research • Stifel Canada • TD Securities Equity Research • UBS Securities • Wolfe Research

FISCAL YEAR 2025 TENTATIVE EARNINGS CALENDAR

First Quarter: May 31, 2024
Second Quarter: September 6, 2024
Third Quarter: December 6, 2024
Fourth Quarter: March 26, 2025

ISSUED AND OUTSTANDING SHARES

As of April 18, 2024, there were 36 494 011 Subordinate Voting Shares and 38 519 358 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding.

ANNUAL SHAREHOLDERS' MEETING

This meeting will be held at 11:00 a.m. (Eastern time) on May 31, 2024, via live webcast.

INFORMATION REQUESTS

Analysts, shareholders and interested investment professionals may direct their business-related inquiries to: Investor Relations Department: BRP Inc., 726 St-Joseph Street, Valcourt, Quebec, Canada J0E 2L0, T +1 450 532-2211, ir@brp.com

SHAREHOLDER SERVICES

For shareholder-related services, including estate change of name or address, stock, transfers, settlement, lost stock certificates and duplicate mailings, please contact the transfer agent at: Computershare Investor Services Inc.: 100 University Ave., 8th Floor, Toronto, Ontario, Canada M5J 2Y1, T +1 800 564-6253, www-us.computershare.com/Investor

FOR MORE INFORMATION

To view the Company's Annual and Corporate Social Responsibility Report and related financial information, to learn more about the products, to download product brochures or to find dealer locations, please visit the Company's website at brp.com.

[1]Analyst coverage known to the Company as of April 1st, 2024.

© BRP 2024. All rights reserved. ®, ™ and the BRP logo are trademarks of BRP or its affiliates. † All other trademarks are the property of their respective owners. Please ride responsibly. The information contained in this Annual and Corporate Social Responsibility Report was established as of May 2, 2024. Legal deposit Bibliothèque nationale du Québec 2024.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual and Corporate Social Responsibility Report, including, but not limited to, statements relating to the Company's Fiscal 2025, statements relating to its 5-year plan referred to as "M25" or "Mission 25", its corporate social responsibility program referred to as "CSR25" and the Company's objectives, targets, goals, initiatives, performance or achievements thereunder ("CSR commitments") as well as the expected capital expenditures and human resources deployment to support the CSR commitments and the expected impact and the Company's progress in relation to it, including potential headwinds in FY25 in the Company's plan to meet some of its CSR commitments, and other statements about the Company's prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, priorities and strategies, financial position, market position, including its ability to continue to gain additional market share, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the expected demand for the Company's products and services and sustained growth, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market and the anticipated impact of such product introductions, the availability of capital resources and liquidities, or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words "may", "will", "would", "should", "could", "expects", "forecasts", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "outlook", "predicts", "projects", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company's current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company's CSR25 program and related CSR commitments, as well as of the Company's business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry, as well as of the Company's CSR25 program and related CSR commitments to be materially different from the outlook or any future results or performance implied by such statements.

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The United Nation Sustainable Development Goals (UNSDGs) are also aspirational in nature. unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any The analysis involved in determining whether and how certain initiatives may contribute to deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility the UNSDGs is inherently subjective and dependent on a number of factors. There can be in the market price for the Subordinate Voting Shares; the Company’s conduct of business no assurance that reasonable parties will agree on a decision as to whether certain projects, through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future initiatives, investments, or other aspects of its business contribute to a particular UNSDG. sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the In addition, many factors could cause the Company’s actual results, level of activity, performance factors that could affect the Company; however, these factors should be considered carefully. or achievements or future events or developments, including CSR25 program and related CSR commitments to differ materially from those expressed or implied by the forward-looking Unless otherwise stated, the forward-looking statements contained in this Annual and Corporate statements, including, without limitation, the following factors, which are discussed in greater Social Responsibility Report are made as of the date of this Annual and Corporate Social detail under the heading “Risk Factors” of its Management’s Discussion and Analysis for Fiscal Responsibility Report and the Company has no intention and undertakes no obligation to 2024 dated March 28, 2024 (the “2024 MD&A”) and in other continuous disclosure materials update or revise any forward-looking statements, including to reflect future events, changes filed from time to time with Canadian securities regulatory authorities and the Securities and in circumstances, or changes in beliefs, unless required by applicable securities regulations. Exchange Commission: the impact of adverse economic conditions including in the context of In the event that the Company does update any forward-looking statements contained in this recent significant increases of interest and inflation rates; any decline in social acceptability of Annual and Corporate Social Responsibility Report, no inference should be made that the the Company and its products, including in connection with the broader adoption of electrical Company will make additional updates with respect to that statement, related matters or any or low-emission products; high levels of indebtedness; any unavailability of additional capital; other forward-looking statement. The Company is also permitted to determine in its discretion any supply problems, termination or interruption of supply arrangements or increases in the cost that it is not feasible or practical to implement or complete certain of its CSR commitments, or of materials, including as a result of the ongoing military conflict between Russia and Ukraine; that it needs to prioritize other nearer term interests, based on cost, timing, or other considerations. the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; KEY ASSUMPTIONS any failure of information technology systems, security breach or cyber-attack, or difficulties The Company made a number of economic, market and operational assumptions in preparing with the implementation of new systems, including the continued implementation of its ERP and making certain forward-looking statements contained in this Annual and Corporate Social system; the Company’s reliance on international sales and operations; the Company’s inability Responsibility Report, including without limitation the following assumptions: reasonable to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; industry growth ranging from down to slightly up; market share will remain constant or moderately unfavourable weather conditions and climate change more generally; the Company’s seasonal increase; slowing global economic growth; limited impact from the ongoing military conflict nature of its business and some of its products; the Company’s reliance on a network of independent between Russia and Ukraine; no return of the mandatory inspections implemented on all dealers and distributors; any inability of dealers and distributors to secure adequate access to cargo trucks crossing the Mexico-Texas border to an extent that would result in major business capital; any inability to comply with product safety, health, environmental and noise pollution disruptions; no further deterioration of the conflict in the Middle-East; main currencies in which laws; the Company’s large fixed cost base; any failure to compete effectively against competitors the Company operates will remain at near current levels; easing, but still elevated, levels of or any failure to meet consumers’ evolving expectations; any failure to maintain an effective inflation; there will be no significant changes in tax laws or free trade arrangements or treaties system of internal control over financial reporting and to produce accurate and timely financial applicable to the Company; the Company’s margins are expected to be pressured by lower statements; any inability to maintain and enhance the Company’s reputation and brands; any volumes; the supply base will remain able to support product development and planned production significant product liability claim; any significant product repair and/or replacement due to rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed product warranty claims or product recalls; any failure to carry proper insurance coverage; the amongst jurisdictions in which the Company carries operations; the absence of unusually adverse Company’s inability to successfully manage inventory levels; any intellectual property infringement weather conditions, especially in peak seasons. and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and Moreover, the forward-looking statements made in this Annual and Corporate Social Responsibility shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply Report, including the Company’s CSR commitments under its CSR25 program are based on its with covenants in financing and other material agreements; any changes in tax laws and current strategic plan, geographic footprint, mix of lines of business and overall size and scope 71 of operations as well as a number of assumptions, including, without limitation, the assumptions NON-IFRS MEASURES which are set out in the “Risk Factors” section of its 2024 MD&A, as well as the following material The Company’s financial statements, available under the Company’s profiles on SEDAR+ at assumptions: the Company’s ability to develop and implement various corporate and business www.sedarplus.ca and on EDGAR at www.sec.gov, have been prepared in accordance with initiatives on their expected timelines, including new procedures, policies and methods necessary International Financial Reporting Standards (“IFRS”). to achieve its CSR commitments and foster a CSR culture resulting in behavioral changes and choices across the Company’s workforce; sufficient collaboration with, and active and continued This Annual and Corporate Social Responsibility Report makes reference to certain non-IFRS participation of stakeholders (including the employees, dealers, clients, suppliers and other financial measures. These measures are not recognized measures under IFRS, do not have a main actors of the Company’s value chain and the communities in which it is present), including standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar by reducing their own GHG emissions and complying with the Company’s policies and procedures; measures presented by other companies. Rather, these measures are provided as additional there being no negative impact on the calculation of the Company’s GHG emissions from information to complement IFRS measures by providing further understanding of the Company’s refinements in or modifications to international standards, frameworks or the methodology the results of operations from management’s perspective. Accordingly, they should not be considered Company uses for the calculation of such GHG emissions; the Company not undertaking or in isolation nor as a substitute for analysis of the Company’s financial information reported pursuing any new corporate or business initiatives, business acquisitions, investments, joint under IFRS. ventures or technologies that would materially increase the Company’s anticipated levels of GHG The Company believes non-IFRS measures are important supplemental measures of financial emissions; the availability of comprehensive and high-quality GHG emissions and other third performance because they eliminate items that have less bearing on the Company’s financial party data; projections with respect to renewable electricity generation and the commercial performance and thus highlight trends in its core business that may not otherwise be apparent viability and scalability of GHG emissions reduction strategies and related technology and when relying solely on IFRS measures. The Company also believes that securities analysts, products; anticipated growth in worldwide demand for electric products driven in part by continued investors and other interested parties frequently use non-IFRS measures in the evaluation of importance given to social acceptability of products, entry into force of additional and more companies, many of which present similar metrics when reporting their results. Management onerous environmental regulations including with respect to climate change and GHG emissions also uses non-IFRS measures in order to facilitate financial performance comparisons from and various incentives available in favour of electric products and expected application of recently period to period, prepare annual operating budgets, assess the Company’s ability to meet its adopted regulations; future earnings and the Company continuing to have a solid or adequate future debt service, capital expenditure and working capital requirements and also as a component financial position that can support or justify such commitments, including allowing the Company in the determination of the short-term incentive compensation for the Company’s employees. to make the significant investments in research and development required to develop new electric Because other companies may calculate these non-IFRS measures differently than the Company products of high-quality that are competitive, cost efficient and meet customer demands in does, these metrics are not comparable to similarly titled measures reported by other companies. terms of range and performance; cost and availability of, and inflationary pressure on, specialised “Normalized EBITDA” is defined as net income before financing costs, financing income, income labour, equipment and sustainable raw materials; the Company and the industry’s ability to tax expense (recovery), depreciation expense and normalized elements as described in the 2024 develop, access or implement some or all of the technology and infrastructure necessary to MD&A (as defined above), such as restructuring and wind-down costs, non-recurring gain or efficiently and effectively achieve its CSR commitments; the ability of the Company to develop loss and acquisition-related costs. “Normalized net income” is defined as net income before and maintain indicators to effectively monitor and report its advancements; and assumptions normalized elements as described in the 2024 MD&A, such as foreign exchange gain on long-term that the achievement of its CSR commitments will produce the expected results or meet increasing debt and lease liabilities and transaction costs, and adjusted to reflect the tax effect on these stakeholder CSR expectations. elements. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Although the Company believes that the assumptions reflected in the forward-looking statements Financial Information” sections of the Company’s 2024 MD&A, which are incorporated by contained in this Annual and Corporate Social Responsibility Report are reasonable as of the reference herein, for definitions and reconciliations of Normalized EBITDA and Normalized net date of this Annual and Corporate Social Responsibility Report, the Company cautions that income presented by the Company to the most directly comparable IFRS measure. The Company’s its assumptions may not materialize and that the currently challenging macroeconomic and 2024 MD&A is available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and geopolitical environment in which it evolves may render such assumptions, although believed on EDGAR at www.sec.gov. reasonable at the time they were made, subject to greater uncertainty. Moreover, forward-looking statements contained in this Annual and Corporate Social Responsibility Report for periods beyond 2024 involve longer-term assumptions and estimates and are consequently subject to greater uncertainty. 72

CORPORA TE HEADQUARTERS 726 Saint-Joseph Street Valcourt, Quebec J0E 2L0 Canada instagram.com/brp_info @BRPnews facebook.com/brpinfo linkedin.com/company/brp youtube.com/user/communicationsBRP BRP.COM